   As filed with the Securities and Exchange Commission on May 20, 1999

                                                 Registration No. 333-77935
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D. C. 20549

                               ----------------

                              Amendment No. 1

                                    to
                                    Form S-6

                               ----------------

                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

                               ----------------

A. Exact name of trust:

                   EQUITY FOCUS TRUSTS--SECTOR SERIES, 1999-A

B. Name of depositor:

                           SALOMON SMITH BARNEY INC.

C. Complete address of depositor's principal executive offices:

                           SALOMON SMITH BARNEY INC.
                        388 Greenwich Street, 23rd Floor
                            New York, New York 10013

D. Names and complete address of agent for service:


                                                        Copy to:
         LAURIE A. HESSLEIN

      Salomon Smith Barney Inc.                 MICHAEL R. ROSELLA, ESQ.
        388 Greenwich Street                        Battle Fowler LLP
      New York, New York 10013                     75 East 55th Street
                                                New York, New York 10022
                                                     (212) 856-6858

E. Title and amount of securities being registered:

  An indefinite number of Units of beneficial interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F. Proposed maximum offering price to the public of the securities being registered:

                                   Indefinite

G. Amount of filing fee:

                            No filing fee required.

H. Approximate date of proposed sale to the public:

 As soon as practicable after the effective date of the registration statement.

  [X] Check box if it is proposed that this filing will become effective immediately upon filing on May 20, 1999 pursuant to Rule 487.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                         EQUITY FOCUS TRUSTS
            ------------------------------------------------
                                       Sector Series, 1999-A

                             Energy Portfolio
                           Financials Portfolio
                           Healthcare Portfolio
                              REIT Portfolio
                                 Technology &
                         Telecommunications Portfolio
                            Utilities Portfolio


    A Unit Investment Trust


          SALOMONSMITHBARNEY   The Equity Focus Trusts--Sector Series, 1999-A
----------------------------   consists of six separate unit investment trusts
A member of citigroup [LOGO]   designated as the Energy Portfolio, the
                               Financials Portfolio, the Healthcare Portfolio, the REIT Portfolio, the Technology &
                               Telecommunications Portfolio, and the Utilities
                               Portfolio. Each Trust offers investors the opportunity to purchase units representing proportionate interests in a portfolio of equity securities selected by Salomon Smith Barney
                               Equity Research from the industry sector for which the particular Trust is named. The value of the units of each Trust will fluctuate with the value of the underlying securities.

                         The minimum purchase is $250.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated May 20, 1999
Read and retain this Prospectus for future reference

EQUITY FOCUS TRUSTS--SECTOR SERIES, 1999-A
INVESTMENT SUMMARY

--------------------------------------------------------------------------------

Use this Investment Summary to help you decide whether one or more of the six portfolios comprising the Equity Focus Trusts--Sector Series, 1999-A is right for you. More detailed information can be found later in this prospectus.

Investment Objectives

The Energy Portfolio, the Financials Portfolio, the REIT Portfolio and the Utilities Portfolio each have a diversified portfolio of stocks for growth and income-oriented investors.

The Healthcare Portfolio and the Technology & Telecommunications Portfolio each have a diversified portfolio of stocks for strong growth-oriented investors. Dividend income is not a primary objective of these portfolios.

There is no guarantee that the objectives of the Trusts will be achieved.

Investment Strategy

Each Trust uses a "buy and hold" strategy with a portfolio of 15-40 stocks, designed to remain fixed over its two-year life. Unlike a mutual fund, the portfolios are not managed; however, a security can be sold under some adverse circumstances.

Investment Concept and Selection Process

Through the Trusts, investors can target a specific industry in the stock market with a portfolio of stocks recommended by Salomon Smith Barney research analysts. This series includes six portfolios, one for each of these market sectors: Energy, Financials, Healthcare, REITs, Technology &
Telecommunications, and Utilities.

When combined, these industries represent more than half of the stocks of the Standard & Poor's 500 Composite Stock Index. However, only a select group will qualify for the sector portfolios, following this rigorous screening process by our analysts and strategists.

Step 1. One goal in building these portfolios is to include substantially all of the sub-industry groups that Standard & Poor's uses to categorize the S&P 500 Composite Stock Index.

Step 2. Then, our analysts will identify the stocks ranked "1" or "2" on Salomon Smith Barney's Investment Ranking System that fall into these categories.

Step 3. The next step is to create a "blended" portfolio made up of the following: First, we will identify for each series a selection of "core" holdings. For the most part, these are well-established stocks that our analysts would recommend as equity "building blocks" for a broad spectrum of investors. To complement these stocks and round out the portfolio, we added some more opportunistic recommendations with somewhat higher risk/reward characteristics.

Step 4. As a final step, our research analysts will establish a portfolio weighting for each holding, based on factors such as:

         .  The strength of the analyst's recommendation

         .  The size of the company's stock market capitalization

         . The recommended overall portfolio weighting of each sub-industry group

Principal Risk Factors

The value of your units may increase or decrease depending on the value of the stocks which make up each portfolio. In addition, the amount of dividends you receive depends on a particular issuer's dividend policy, the financial condition of that company and general economic conditions.

Each portfolio consists primarily of common stocks of domestic issuers. If you invest in a portfolio, you should understand the potential risks associated with common stocks:

  .  The financial condition of the issuer may worsen.

  .  The overall stock market may falter.

  . As a common stockholder, your right to receive payments of any kind (including dividends or as a result of a liquidation or bankruptcy) from the issuer is generally inferior to the rights of creditors, debt holders, or preferred stockholders.

  . Common stock is continually subject to stock market fluctuations and to volatile increases or decreases in value as market confidence in and perceptions of issuers change.

In addition, each portfolio's holdings are concentrated in a single, specific industry or service sector. A Trust is considered to be "concentrated" in a particular industry or sector when the securities in a particular industry or sector constitute 25% or more of the total asset value of the portfolio. Compared to the broad market, an individual sector may be more strongly affected by:

  .  Changes in the interest rates and general economic conditions.

  .  Moves in particular, dominant stocks within the sector.

  .  Changes in government regulations.

  . Rapid obsolescence of products and/or services due to scientific advances.

  . Competitive pressures and changing domestic and international demand for a particular product (i.e. technology products and services).

  . Changes in property values, illiquidity of real property investments and other risks associated with the ownership of real property.

A unit investment trust is not actively managed and a Trust will not sell securities in response to ordinary market fluctuations. Instead securities will not usually be sold until a Trust terminates, which could mean that the sale price of the Trust securities may not be the highest price at which these securities traded during the life of that Trust.

When cash or a letter of credit is deposited with instructions to purchase securities in order to create additional units, an increase in the price of a particular security between the time of deposit and the time the securities are purchased will cause the units to be comprised of less of that security and more of the remaining securities. In addition, brokerage fees incurred in purchasing the securities will be an expense of the Trusts.

Public Offering Price

On the first day units are made available to the public, the public offering price will be $1.00 per unit, with a minimum purchase of $250. This price is based on the net asset value of each Trust plus the up-front sales charge. Beginning on the Date of Deposit, the Trustee will calculate the Public Offering Price of units by using the closing sales prices of the underlying securities in the portfolio. The public offering price will change daily because prices of the underlying stocks will fluctuate.

The public offering price per unit will be calculated by:

  . Adding the combined market value of the underlying stocks to any cash held to purchase securities.

  .  Dividing that sum by the number of units outstanding.

  .  Adding an initial sales charge.

In addition, during the initial public offering, a per unit amount sufficient to reimburse the Sponsor for organization costs is added to the public offering price.

Market for Units

The Sponsor intends to repurchase units at a price based on the net asset value. If the Sponsor decides to discontinue the policy of repurchasing units, you can redeem units through the Trustee, at a price determined by using the same formula.

Exchange Option

During the life of a Trust, you may exchange units of one portfolio for units of any of the other portfolios. When a Trust is about to terminate, you may have the option to rollover your proceeds into a future portfolio, if it is available. The initial sales charge will be waived if you decide to exchange or rollover; however, you will be subject to the subsequent portfolio's deferred sales charge. If you decide not to rollover your proceeds into the next portfolio, you will receive a cash distribution after a Trust terminates.

Taxation

Your acquisition of units of a Trust will be the acquisition of an asset. In general, dividends of a Trust will be taxed as ordinary income, whether received in cash or reinvested in additional units. If you are a foreign investor, you should be aware that distributions from a Trust will generally be subject to information reporting and withholding taxes.

An exchange of units in one portfolio for units in another portfolio will be treated as a sale of units, and any gain realized on the exchange may be subject to federal income tax.

If you are taxed as an individual and have held your units for more than 12 months, you may be entitled to a 20% maximum federal income tax rate on gains from the sale of your units.

EQUITY FOCUS TRUSTS--SECTOR SERIES, 1999-A

FEE TABLE FOR ENERGY PORTFOLIO, FINANCIALS PORTFOLIO AND REIT PORTFOLIO

--------------------------------------------------------------------------------
This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Public Sale of Units and
Expenses and Charges. Although each Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.
--------------------------------------------------------------------------------

Unitholder Transaction Expenses

                                                As a % of Initial   Amounts per
                                              Public Offering Price 1,000 Units
                                              --------------------- -----------
 Maximum Initial Sales Charge Imposed on
  Purchase (as a percentage of offering
  price).....................................         1.50%*          $15.00
 Maximum Deferred Sales Charge...............         3.00%**          30.00
                                                      ----            ------
  Total......................................         4.50%           $45.00
                                                      ====            ======
 Maximum Sales Charge Imposed on Reinvested
  Dividends .................................         3.00%***        $30.00
                                                      ====            ======
 Reimbursement to Sponsor for Estimated
  Organization Costs of Energy Portfolio.....         .193%           $ 1.94
                                                      ====            ======
 Reimbursement to Sponsor for Estimated
  Organization Costs of Financials Portfolio.         .197%           $ 1.98
                                                      ====            ======
 Reimbursement to Sponsor for Estimated
  Organization Costs of REIT Portfolio.......         .198%           $ 1.98
                                                      ====            ======
Estimated Annual Trust Operating Expenses
 (as a percentage of average net assets)
                                                                    Amounts per
                                              As a % of Net Assets  1,000 Units
                                              --------------------- -----------
 Trustee's Fee...............................         .087%           $ 0.86
 Maximum Portfolio Supervision, Bookkeeping
  and Administrative Fees....................         .025%           $ 0.25
 Other Operating Expenses....................         .034%           $ 0.33
                                                      ----            ------
  Total......................................         .146%           $ 1.44
                                                      ====            ======
Example
                                               Cumulative Expenses and Charges
                                                      Paid for Period:
                                              ---------------------------------
                                                     1 year           2 years
                                                     ------           -------
An investor would pay the following expenses
 and charges on a $10,000 investment,
 assuming the Trust's estimated operating
 expense ratio of .146% and a 5% annual
 return on the investment throughout the
 periods.....................................         $335             $500

  The example assumes reinvestment of all dividends and distributions. The example should not be considered a representation of past or future expenses or annual rate of return. The actual expenses and annual rate of return may be higher or lower.
------------
  * The Initial Sales Charge would exceed 1.50% if the Public Offering Price exceeds $1,000 per 1,000 Units.
 ** The actual fee is $1.25 per month per 1,000 Units, irrespective of the purchase or redemption price, paid on each Deferred Sales Charge Payment Date. If the Unit price exceeds $1.00 per Unit, the deferred sales charge will be less than 3.00%; if the Unit price is less than $1.00 per Unit, the deferred sales charge will exceed 3.00%.
*** Reinvested dividends will be subject only to the deferred sales charge remaining at the time of reinvestment which may be more or less than 3.00% of the Public Offering Price at the time of reinvestment.

EQUITY FOCUS TRUSTS--SECTOR SERIES, 1999-A

FEE TABLE FOR HEALTHCARE PORTFOLIO

--------------------------------------------------------------------------------
This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Public Sale of Units and
Expenses and Charges. Although each Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.
--------------------------------------------------------------------------------

Unitholder Transaction Expenses

                                                As a % of Initial   Amounts per
                                              Public Offering Price 1,000 Units
                                              --------------------- -----------
 Maximum Initial Sales Charge Imposed on
  Purchase (as a percentage of offering
  price).....................................         1.50%*          $15.00
 Maximum Deferred Sales Charge...............         3.00%**          30.00
                                                      ----            ------
  Total......................................         4.50%           $45.00
                                                      ====            ======
 Maximum Sales Charge Imposed on Reinvested
  Dividends .................................         3.00%***        $30.00
                                                      ====            ======
 Reimbursement to Sponsor for Estimated Or-
  ganization Costs...........................         .203%           $ 2.05
                                                      ====            ======
Estimated Annual Trust Operating Expenses
 (as a percentage of average net assets)
                                                                    Amounts per
                                              As a % of Net Assets  1,000 Units
                                              --------------------- -----------
 Trustee's Fee...............................         .087%           $ 0.86
 Maximum Portfolio Supervision, Bookkeeping
  and Administrative Fees....................         .025%           $ 0.25
 Other Operating Expenses....................         .034%           $ 0.33
                                                      ----            ------
  Total......................................         .146%           $ 1.44
                                                      ====            ======
Example
                                               Cumulative Expenses and Charges
                                                      Paid for Period:
                                              ---------------------------------
                                                     1 year           2 years
                                                     ------           -------
An investor would pay the following expenses
 and charges on a $10,000 investment,
 assuming the Trust's estimated operating
 expense ratio of .146% and a 5% annual
 return on the investment throughout the
 periods.....................................         $336             $501

  The example assumes reinvestment of all dividends and distributions. The example should not be considered a representation of past or future expenses or annual rate of return. The actual expenses and annual rate of return may be higher or lower.
------------
  * The Initial Sales Charge would exceed 1.50% if the Public Offering Price exceeds $1,000 per 1,000 Units.
 ** The actual fee is $1.25 per month per 1,000 Units, irrespective of the purchase or redemption price, paid on each Deferred Sales Charge Payment Date. If the Unit price exceeds $1.00 per Unit, the deferred sales charge will be less than 3.00%; if the Unit price is less than $1.00 per Unit, the deferred sales charge will exceed 3.00%.
*** Reinvested dividends will be subject only to the deferred sales charge remaining at the time of reinvestment which may be more or less than 3.00% of the Public Offering Price at the time of reinvestment.

EQUITY FOCUS TRUSTS--SECTOR SERIES, 1999-A

FEE TABLE FOR TECHNOLOGY & TELECOMMUNICATIONS PORTFOLIO

--------------------------------------------------------------------------------
This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Public Sale of Units and
Expenses and Charges. Although each Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.
--------------------------------------------------------------------------------

Unitholder Transaction Expenses

                                                As a % of Initial   Amounts per
                                              Public Offering Price 1,000 Units
                                              --------------------- -----------
 Maximum Initial Sales Charge Imposed on
  Purchase (as a percentage of offering
  price).....................................         1.50%*          $15.00
 Maximum Deferred Sales Charge...............         3.00%**          30.00
                                                      ----            ------
  Total......................................         4.50%           $45.00
                                                      ====            ======
 Maximum Sales Charge Imposed on Reinvested
  Dividends .................................         3.00%***        $30.00
                                                      ====            ======
 Reimbursement to Sponsor for Estimated Or-
  ganization Costs...........................         .100%           $ 1.01
                                                      ====            ======
Estimated Annual Trust Operating Expenses
 (as a percentage of average net assets)
                                                                    Amounts per
                                              As a % of Net Assets  1,000 Units
                                              --------------------- -----------
 Trustee's Fee...............................         .087%           $ 0.86
 Maximum Portfolio Supervision, Bookkeeping
  and Administrative Fees....................         .025%           $ 0.25
 Other Operating Expenses....................         .016%           $ 0.16
                                                      ----            ------
  Total......................................         .128%           $ 1.27
                                                      ====            ======
Example
                                               Cumulative Expenses and Charges
                                                      Paid for Period:
                                              ---------------------------------
                                                     1 year           2 years
                                                     ------           -------
An investor would pay the following expenses
 and charges on a $10,000 investment,
 assuming the Trust's estimated operating
 expense ratio of .128% and a 5% annual
 return on the investment throughout the
 periods.....................................         $323             $487

  The example assumes reinvestment of all dividends and distributions. The example should not be considered a representation of past or future expenses or annual rate of return. The actual expenses and annual rate of return may be higher or lower.
------------
  * The Initial Sales Charge would exceed 1.50% if the Public Offering Price exceeds $1,000 per 1,000 Units.
 ** The actual fee is $1.25 per month per 1,000 Units, irrespective of the purchase or redemption price, paid on each Deferred Sales Charge Payment Date. If the Unit price exceeds $1.00 per Unit, the deferred sales charge will be less than 3.00%; if the Unit price is less than $1.00 per Unit, the deferred sales charge will exceed 3.00%.
*** Reinvested dividends will be subject only to the deferred sales charge remaining at the time of reinvestment which may be more or less than 3.00% of the Public Offering Price at the time of reinvestment.

EQUITY FOCUS TRUSTS--SECTOR SERIES, 1999-A

FEE TABLE FOR UTILITIES PORTFOLIO

--------------------------------------------------------------------------------
This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Public Sale of Units and
Expenses and Charges. Although each Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.
--------------------------------------------------------------------------------

Unitholder Transaction Expenses

                                                As a % of Initial   Amounts per
                                              Public Offering Price 1,000 Units
                                              --------------------- -----------
 Maximum Initial Sales Charge Imposed on
  Purchase (as a percentage of offering
  price).....................................         1.50%*          $15.00
 Maximum Deferred Sales Charge...............         3.00%**          30.00
                                                      ----            ------
  Total......................................         4.50%           $45.00
                                                      ====            ======
 Maximum Sales Charge Imposed on Reinvested
  Dividends .................................         3.00%***        $30.00
                                                      ====            ======
 Reimbursement to Sponsor for Estimated Or-
  ganization Costs...........................         .293%           $ 2.94
                                                      ====            ======
Estimated Annual Trust Operating Expenses
 (as a percentage of average net assets)
                                                                    Amounts per
                                              As a % of Net Assets  1,000 Units
                                              --------------------- -----------
 Trustee's Fee...............................         .087%           $ 0.86
 Maximum Portfolio Supervision, Bookkeeping
  and Administrative Fees....................         .025%           $ 0.25
 Other Operating Expenses....................         .051%           $ 0.51
                                                      ----            ------
  Total......................................         .163%           $ 1.62
                                                      ====            ======
Example
                                               Cumulative Expenses and Charges
                                                      Paid for Period:
                                              ---------------------------------
                                                     1 year           2 years
                                                     ------           -------
An investor would pay the following expenses
 and charges on a $10,000 investment,
 assuming the Trust's estimated operating
 expense ratio of .163% and a 5% annual
 return on the investment throughout the
 periods.....................................         $347             $514

  The example assumes reinvestment of all dividends and distributions. The example should not be considered a representation of past or future expenses or annual rate of return. The actual expenses and annual rate of return may be higher or lower.
------------
  * The Initial Sales Charge would exceed 1.50% if the Public Offering Price exceeds $1,000 per 1,000 Units.
 ** The actual fee is $1.25 per month per 1,000 Units, irrespective of the purchase or redemption price, paid on each Deferred Sales Charge Payment Date. If the Unit price exceeds $1.00 per Unit, the deferred sales charge will be less than 3.00%; if the Unit price is less than $1.00 per Unit, the deferred sales charge will exceed 3.00%.
*** Reinvested dividends will be subject only to the deferred sales charge remaining at the time of reinvestment which may be more or less than 3.00% of the Public Offering Price at the time of reinvestment.

EQUITY FOCUS TRUSTS--SECTOR SERIES, 1999-A
SUMMARY OF ESSENTIAL INFORMATION

AS OF MAY 19, 1999+


Sponsor
 Salomon Smith Barney Inc.

Trustee and Distribution Agent
 The Chase Manhattan Bank

Deferred Sales Charge Payment Dates

 The first day of each month commencing June 1, 1999 through May 1, 2001

Sales Charge
 The sales charge consists of an initial sales charge and a deferred sales charge. The initial sales charge is computed by deducting the maximum deferred sales charge ($30.00 per 1,000 units) from the maximum aggregate sales charge (4.50% of the Public Offering Price). The deferred sales charge is paid through a reduction of the net asset value of a Trust by $1.25 per 1,000 units on each Deferred Sales Charge Payment Date. If a Holder's sales or redemption of units settles before a deferred sales charge payment date, all future deductions of the deferred sales charge will be waived. This will have the effect of reducing the sales charge rate for that Holder.

Mandatory Termination Date

 May 31, 2001, or at any earlier time by the Sponsor with the consent of Holders of 51% of the Units then outstanding.

Distributions
 For the Energy, Financials, Healthcare and Technology Portfolios, distributions of income, if any, will be made on November 25th, to Holders of record on November 10th of each year. The REIT Portfolio will make distributions of income, if any, on the 25th day of each month, to Holders of record on the 10th of such month. The Utilities Portfolio will make distributions of income, if any, on the 25th day of March, June, September and December, commencing September 25, 1999, to Holders of record on the 10th day of such months. Distributions will be automatically reinvested in additional units of a Trust unless a Holder elects to receive its distribution in cash. A final distribution will be made upon termination of a Trust.

Record Day

 November 10th of each year, except the 10th day of each month for the REIT Portfolio and the 10th day of March, June, September and December for the Utilities Portfolio.

Distribution Day

 November 25th of each year, except the 25th day of each month for the REIT Portfolio and the 25th day of March, June, September and December for the Utilities Portfolio, and upon termination and liquidation of a Trust.

Evaluation Time
 4:00 P.M. New York time (or earlier close of the New York Stock Exchange).

Minimum Value of Trust
 The Trust Indenture may be terminated if the net value of a Trust is less than 40% of the aggregate net asset value of a Trust at the completion of the initial public offering period.

Trustee's Annual Fee

 $.86 Per 1,000 Units

Sponsor's Annual Fee
 Maximum of $.25 per 1,000 Units.

------------
+ The Initial Date of Deposit. The Date of Deposit is the date on which the Trust Indenture between the Sponsor and the Trustee was signed and the deposit with the Trustee was made.

EQUITY FOCUS TRUSTS--SECTOR SERIES, 1999-A
SUMMARY OF ESSENTIAL INFORMATION

AS OF MAY 19, 1999

                                           Energy     Financials   Healthcare
                                          Portfolio    Portfolio    Portfolio
                                         -----------  -----------  -----------
Portfolio
  Number of issues of common stock......          19           39           20
  Number of American Depository Receipts
   and/or Shares........................           2            0            1
  Percentage of High Risk Securities
   (as described in footnote 2 to
   Portfolios)..........................        1.93%       34.74%       25.33%
  Percentage of Speculative Securities
   (as described in footnote 2 to
   Portfolios)..........................           0%           0%        9.44%
Initial Number of Units.................   1,000,000    1,000,000    1,000,000
Fractional Undivided Interest in Trust
 Represented by Each Unit............... 1/1,000,000  1/1,000,000  1/1,000,000
Public Offering Price per 1,000 Units...
  Aggregate Value of Securities in
   Trust................................ $   987,667  $   986,180  $   990,675
                                         ===========  ===========  ===========
  Divided by Number of Units of Trust
   (times 1,000)........................ $    987.67  $    986.18  $    990.68
  Plus Initial Sales Charge of 1.50% of
   Public Offering Price (1.523% of the
   net amount invested in Securities)... $     15.04  $     15.02  $     15.09
                                         -----------  -----------  -----------
  Public Offering Price................. $  1,002.71  $  1,001.20  $  1,005.77
  Plus Estimated Organization Costs..... $      1.94  $      1.98  $      2.05
  Plus the amount in the Income and
   Capital Accounts..................... $         0  $         0  $         0
                                         -----------  -----------  -----------
  Total................................. $  1,004.65  $  1,003.18  $  1,007.82
                                         ===========  ===========  ===========
Sponsor's Repurchase Price and
 Redemption
 Price per 1,000 Units (based on value
 of underlying Securities).............. $    989.61  $    988.16  $    992.73
Sponsor's Profit (Loss) on Deposit...... $      (615) $     5,709  $     7,253

EQUITY FOCUS TRUSTS--SECTOR SERIES, 1999-A
SUMMARY OF ESSENTIAL INFORMATION

AS OF MAY 19, 1999

                                                   Technology &
                                      REIT      Telecommunications  Utilities
                                    Portfolio       Portfolio       Portfolio
                                   -----------  ------------------ -----------
Portfolio
  Number of issues of common
   stock..........................          16              35              23
  Number of American Depository
   Receipts and/or Shares.........           0               1               0
  Percentage of High Risk
   Securities (as described in
   footnote 2 to Portfolios)......       12.41%          32.64%              0%
  Percentage of Speculative
   Securities (as described in
   footnote 2 to Portfolios)......           0%           3.26%              0%
Initial Number of Units...........   1,000,000       1,000,000       1,000,000
Fractional Undivided Interest in
 Trust Represented by Each Unit... 1/1,000,000     1/1,000,000     1/1,000,000
Public Offering Price per 1,000
 Units............................
  Aggregate Value of Securities in
   Trust.......................... $   985,528     $   989,487     $   984,905
                                   ===========     ===========     ===========
  Divided by Number of Units of
   Trust (times 1,000)............ $    985.53     $    989.49     $    984.91
  Plus Initial Sales Charge of
   1.50% of Public Offering Price
   (1.523% of the net amount
   invested in Securities)........ $     15.01     $     15.07     $     15.00
                                   -----------     -----------     -----------
  Public Offering Price........... $  1,000.54     $  1,004.56     $    999.91
  Plus Estimated Organization
   Costs.......................... $      1.98     $      1.01     $      2.94
  Plus the amount in the Income
   and Capital Accounts........... $         0     $         0     $         0
                                   -----------     -----------     -----------
  Total........................... $  1,002.52     $  1,005.57     $  1,002.85
                                   ===========     ===========     ===========
Sponsor's Repurchase Price and
 Redemption Price per 1,000 Units
 (based on value of underlying
 Securities)...................... $    987.51     $    990.50     $    987.85
Sponsor's Profit (Loss) on
 Deposit.......................... $       221     $     9,006     $      (798)

                          INDEPENDENT AUDITORS' REPORT

The Sponsor, Trustee and Unitholders of Equity Focus Trusts--Sector Series, 1999-A:

  We have audited the accompanying statements of financial condition, including the portfolios, of Equity Focus Trusts--Sector Series, 1999-A, consisting of the Energy Portfolio, the Financials Portfolio, the Healthcare Portfolio, the REIT Portfolio, the Technology & Telecommunications Portfolio and the Utilities Portfolio, as of May 19, 1999. These financial statements are the responsibility of the Trustee (see note 1 to the statements of financial condition). Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. Our procedures included confirmation with the Trustee of an irrevocable letter of credit deposited on May 19, 1999, for the purchase of securities, as shown in the statements of financial condition and portfolios of securities. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall statement of financial condition presentation. We believe that our audits of the statements of financial condition provide a reasonable basis for our opinion.

  In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of each of the respective portfolios constituting Equity Focus Trusts--Sector Series, 1999-A, as of May 19, 1999, in conformity with generally accepted accounting principles.

                                                /s/ KPMG LLP

New York, New York

May 19, 1999

                   EQUITY FOCUS TRUSTS--SECTOR SERIES, 1999-A

 Statements of Financial Condition as of Initial Date of Deposit, May 19, 1999

                                                Energy   Financials Healthcare
                                              Portfolio  Portfolio  Portfolio
TRUST PROPERTY(1)                             ---------- ---------- ----------
 Investment in Securities:
  Contracts to purchase Securities(2)........ $  989,607 $  988,160 $  992,725
                                              ---------- ---------- ----------
  Total...................................... $  989,607 $  988,160 $  992,725
                                              ========== ========== ==========
LIABILITIES
 Reimbursement to Sponsor for Organization
  Costs(3)...................................      1,940      1,980      2,050
                                              ---------- ---------- ----------
INTEREST OF UNITHOLDERS
Units of fractional undivided interest
 outstanding for each respective trust:
 Cost to investors(4)........................ $1,004,650 $1,003,180 $1,007,820
 Less: Gross underwriting commissions(5).....     15,043     15,020     15,095
 Less: Reimbursement to Sponsor for
  Organization Costs(3) .....................      1,940      1,980      2,050
                                              ---------- ---------- ----------
 Net amount applicable to investors..........    987,667    986,180    990,675
                                              ---------- ---------- ----------
 Total....................................... $  989,607 $  988,160 $  992,725
                                              ========== ========== ==========

------------

(1) The Trustee has custody of and responsibility for all accounting and financial books, records, financial statements and related data of each of the Trusts and is responsible for establishing and maintaining a system of internal controls directly related to, and designed to provide reasonable assurance as to the integrity and reliability of, financial reporting of each of the Trusts. The Trustee is also responsible for all estimates and accruals reflected in each of the Trusts' financial statements other than estimates of organizational costs, for which the Sponsor is responsible.

(2) Aggregate cost to each Trust of the Securities listed under Portfolio of such Trust, on the Initial Date of Deposit, is determined by the Trustee on the basis set forth in footnote 4 to the Portfolios. See also the columns headed Market Value of Securities. An irrevocable letter of credit in the amount of $12,000,000 has been deposited with the Trustee for the purchase of Securities. The letter of credit was issued by Svenska Handelsbanken.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. These costs have been estimated at $1.94 per 1,000 Units for the Energy Portfolio, $1.98 per 1,000 Units for the Financials Portfolio, and $2.05 per 1,000 Units for the Healthcare Portfolio. A payment will be made as of the close of the initial public offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of a Trust.

(4) Aggregate public offering price computed on the basis set forth under Public Sale of Units--Public Offering Price.

(5) Assumes the initial sales charge at a rate of 1.50% of the Public Offering Price (1.523% of the net amount invested in the Securities) computed on the basis set forth under Public Sale of Units--Public Offering Price and Underwriter's and Sponsor's Profits. A deferred sales charge in the amount of $1.25 per 1,000 Units is payable by a Trust on behalf of the Holders out of net asset value of that Trust on each monthly Deferred Sales Charge Payment Date ($15.00 per year) until the Trust terminates. The aggregate sales charge for a Holder holding Units over the entire expected life of a Trust will equal 4.50% of the Public Offering Price (4.520% of the net amount invested); although due to fluctuations in the Market Value of the Securities, the total maximum sales charge may be more than 4.50% of the Public Offering Price. The initial portion of the sales charge will be reduced on a graduated basis for quantity purchases. (See Public Sale of Units--Public Offering Price.)

                   EQUITY FOCUS TRUSTS--SECTOR SERIES, 1999-A

 Statements of Financial Condition as of Initial Date of Deposit, May 19, 1999

                                                    Technology &
                                         REIT    Telecommunications Utilities
                                      Portfolio      Portfolio      Portfolio
TRUST PROPERTY(1)                     ---------- ------------------ ----------
 Investment in Securities:
  Contracts to purchase
   Securities(2)..................... $  987,508     $  990,497     $  987,845
                                      ----------     ----------     ----------
 Total............................... $  987,508     $  990,497     $  987,845
                                      ==========     ==========     ==========
LIABILITIES
 Reimbursement to Sponsor for
  Organization Costs(3)..............      1,980          1,010          2,940
                                      ----------     ----------     ----------
INTEREST OF UNITHOLDERS
Units of fractional undivided
 interest outstanding for each
 respective trust:
 Cost to investors(4)................ $1,002,520     $1,005,570     $1,002,850
 Less: Gross underwriting
  commissions(5).....................     15,012         15,073         15,005
 Less: Reimbursement to Sponsor for
  Organization Costs(3)..............      1,980          1,010          2,940
                                      ----------     ----------     ----------
 Net amount applicable to investors..    985,528        989,487        984,905
                                      ----------     ----------     ----------
 Total............................... $  987,508     $  990,497     $  987,845
                                      ==========     ==========     ==========

------------

(1) The Trustee has custody of and responsibility for all accounting and financial books, records, financial statements and related data of each of the Trusts and is responsible for establishing and maintaining a system of internal controls directly related to, and designed to provide reasonable assurance as to the integrity and reliability of, financial reporting of each of the Trusts. The Trustee is also responsible for all estimates and accruals reflected in each of the Trusts' financial statements other than estimates of organizational costs, for which the Sponsor is responsible.

(2) Aggregate cost to each Trust of the Securities listed under Portfolio of such Trust, on the Initial Date of Deposit, is determined by the Trustee on the basis set forth in footnote 4 to the Portfolios. See also the columns headed Market Value of Securities. An irrevocable letter of credit in the amount of $12,000,000 has been deposited with the Trustee for the purchase of Securities. The letter of credit was issued by Svenska Handelsbanken.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. These costs have been estimated at $1.98 per 1,000 Units for the REIT Portfolio, $1.01 for the Technology & Telecommunications Portfolio, and $2.94 per 1,000 Units for the Utilities Portfolio. A payment will be made as of the close of the initial public offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of a Trust.

(4) Aggregate public offering price computed on the basis set forth under Public Sale of Units--Public Offering Price.

(5) Assumes the initial sales charge at a rate of 1.50% of the Public Offering Price (1.523% of the net amount invested in the Securities) computed on the basis set forth under Public Sale of Units--Public Offering Price and Underwriter's and Sponsor's Profits. A deferred sales charge in the amount of $1.25 per 1,000 Units is payable by a Trust on behalf of the Holders out of net asset value of that Trust on each monthly Deferred Sales Charge Payment Date ($15.00 per year) until the Trust terminates. The aggregate sales charge for a Holder holding Units over the entire expected life of a Trust will equal 4.50% of the Public Offering Price (4.520% of the net amount invested); although due to fluctuations in the Market Value of the Securities, the total maximum sales charge may be more than 4.50% of the Public Offering Price. The initial portion of the sales charge will be reduced on a graduated basis for quantity purchases. (See Public Sale of Units--Public Offering Price.)

  EQUITY FOCUS TRUSTS--SECTOR SERIES, 1999-A
  ENERGY PORTFOLIO

  ON THE INITIAL DATE OF DEPOSIT, MAY 19, 1999
 -----------------------------------------------------------------------------

                                                                       Market
                          Stock  Investment    Number    Percent of   Value of
     Securities(1)        Symbol Ranking(2) of Shares(3) Net Assets Securities(4)
     -------------        ------ ---------- ------------ ---------- -------------
     Domestic Oils
     -------------
Atlantic Richfield
 Corp. #                   ARC      2-L          400         3.34%    $ 33,000
Conoco Inc. "A' #          COC      2-L        1,100         3.06       30,319
Phillips Petroleum         P        2-L          400         2.02       20,000
Unocal Corp. #             UCL      2-M          500         2.08       20,625
                                                           ------
                                                            10.50%
                                                           ------
   International Oils
   ------------------
British Petroleum ADS      BPA      1-L          900         9.76%      96,581
Chevron Corp.              CHV      2-L          900         8.37       82,856
Exxon Corp.                XON      1-L        1,300        10.34      102,294
Mobil Corp. #              MOB      1-L        1,000         9.90       98,000
Royal Dutch Petrol         RD       2-L        1,400         7.76       76,825
Texaco Inc.                TX       1-L        1,500         9.70       96,000
TOTAL "B' ADS              TOT      1-L        1,600         9.88       97,800
                                                           ------
                                                            65.71%
                                                           ------
  Oilfield Services &
        Drilling
  -------------------
Halliburton Co.            HAL      1-L        1,500         5.89%      58,313
Noble Drilling Corp. #     NE       1-M        1,100         2.05       20,281
Schlumberger Ltd.          SLB      1-L        1,000         5.96       59,000
Transocean Offshore Inc.
 #                         RIG      1-M          800         1.97       19,450
                                                           ------
                                                            15.87%
                                                           ------
         Other
         -----
Coastal Corp. #            CGP      1-M          500         2.01%      19,844
Enron Oil & Gas #          EOG      1-M        1,000         1.96       19,375
Union Pacific
 Resources #               UPR      1-H        1,300         1.93       19,094
Williams Cos. Inc. #       WMB      1-M          400         2.02       19,950
                                                           ------
                                                             7.92%
                                                           ------     --------
                                                           100.00%    $989,607
                                                           ======     ========

The Notes following the Portfolios are an integral part of each Portfolio of Securities.

  EQUITY FOCUS TRUSTS--SECTOR SERIES, 1999-A
  FINANCIALS PORTFOLIO

  ON THE INITIAL DATE OF DEPOSIT, MAY 19, 1999
 -----------------------------------------------------------------------------

                                                                         Market
                          Stock  Investment    Number     Percentage    Value of
     Securities(1)        Symbol Ranking(2) of Shares(3) of Portfolio Securities(4)
     -------------        ------ ---------- ------------ ------------ -------------
   Financial Services
   ------------------
American Express Company
#                          AXP      2-M          400         5.06%       $49,950
Capital One Financial
Corporation #              COF      1-H           50         0.83          8,209
Federal Home Loan #        FRE      1-H          700         4.22         41,650
Federal Nat'l Mtge #       FNM      1-H        1,000         6.91         68,250
MBIA Inc. #                MBI      1-M          150         1.04         10,294
MBNA Corp. #               KRB      1-M          500         1.40         13,875
                                                            -----
                                                            19.46%
                                                            -----
 Insurance--Multi Line
 ---------------------
American International
Group #                    AIG      2-L          600         7.06%        69,750
                                                            -----
                                                             7.06%
                                                            -----
  Insurance--Property
        Casualty
  -------------------
Allstate Corp. #           ALL      1-M          800         3.04%        30,000
XL Limited "A'             XL       1-M          400         2.53         24,975
                                                            -----
                                                             5.57%
                                                            -----
     Life Insurance
     --------------
Allmerica Financial
Corp.                      AFC      1-M          200         1.15%        11,363
Equitable Companies Inc.
#                          EQ       1-M          300         2.10         20,756
Hartford Life "A' #        HLI      1-M          200         1.01          9,963
Lincoln Nat'l Corp.        LNC      1-M          100         1.03         10,194
ReliaStar Financial #      RLR      1-M          250         1.04         10,266
                                                            -----
                                                             6.33%
                                                            -----
  Investment Banker--
         Broker
  -------------------
Merrill Lynch & Co. #      MER      2-H          500         3.97%        39,219
Morgan Stanley Dean Wit-
ter #                      MWD      2-H          300         3.00         29,681
                                                            -----
                                                             6.97%
                                                            -----
   Money Center Banks
   ------------------
BankAmerica Corp.          BAC      1-H        1,000         7.01%        69,250
Chase Manhattan Corp. #    CMB      1-H          900         7.30         72,169
First Union Corp. #        FTU      1-M          600         3.15         31,163
                                                            -----
                                                            17.46%
                                                            -----

  EQUITY FOCUS TRUSTS--SECTOR SERIES, 1999-A
  FINANCIALS PORTFOLIO

  ON THE INITIAL DATE OF DEPOSIT, MAY 19, 1999
 -----------------------------------------------------------------------------

                                                                         Market
                          Stock  Investment    Number     Percentage    Value of
     Securities(1)        Symbol Ranking(2) of Shares(3) of Portfolio Securities(4)
     -------------        ------ ---------- ------------ ------------ -------------
     Personal Loans
     --------------
Associates First Capital
"A' #                      AFS      2-M          500          2.03%        20,031
Marsh & McLennan #         MMC      1-M          400          3.03         29,975
                                                            ------
                                                              5.06%
                                                            ------
     Savings & Loan
     --------------
Charter One Financial *    COFI     1-M          600          1.79%        17,681
                                                            ------
                                                              1.79%
                                                            ------
     Regional Banks
     --------------
AmSouth Bancorp            ASO      2-M          200          0.91%         8,988
Bank of New York #         BK       2-M          800          2.98         29,400
Bank One Corp.             ONE      2-M          500          3.09         30,500
BankBoston Corp. #         BKB      1-H          300          1.50         14,831
Commerce Bancorp           CBH      1-M          200          0.81          8,038
Fifth Third Bancorp *#     FITB     1-L          200          1.46         14,463
First Tennessee National
*#                         FTEN     1-M          400          1.70         16,850
Fleet Financial Group #    FLT      2-M          300          1.31         12,938
Mellon Bank Corp.          MEL      2-M          300          1.09         10,819
National City Corp. #      NCC      1-M          400          2.80         27,650
North Fork Bancorpora-
tion, Inc.                 NFB      1-M          600          1.34         13,238
Northern Trust Corp. *     NTRS     2-L          100          0.91          9,006
PNC Bank Corp. #           PNC      2-M          200          1.17         11,575
TCF Financial              TCB      2-M          300          0.89          8,775
US Bancorp                 USB      1-M          600          1.98         19,575
Wachovia Corp. #           WB       2-M          150          1.35         13,350
Wells Fargo #              WFC      2-M        1,200          5.01         49,500
                                                            ------
                                                             30.30%
                                                            ------      ---------
                                                            100.00%     $ 988,160
                                                            ======      =========

The Notes following the Portfolios are an integral part of each Portfolio of Securities.

  EQUITY FOCUS TRUSTS--SECTOR SERIES, 1999-A
  HEALTHCARE PORTFOLIO

  ON THE INITIAL DATE OF DEPOSIT, MAY 19, 1999
 -----------------------------------------------------------------------------

                                                                         Market
                          Stock  Investment    Number     Percentage    Value of
     Securities(1)        Symbol Ranking(2) of Shares(3) of Portfolio Securities(4)
     -------------        ------ ---------- ------------ ------------ -------------
     Biotechnology
     -------------
Amgen Inc. *              AMGN      1-H          850          5.20%     $ 51,584
Biogen Inc. *             BGEN      1-S          450          4.65        46,181
Genentech Inc.            GNE       1-M          500          4.32        42,875
IDEC Pharmaceuticals *    IDPH      1-S          750          4.10        40,734
Immunex Corp. *           IMNX      1-S           50          0.69         6,881
                                                            ------
                                                             18.96%
                                                            ------
   Devices & Supplies
   ------------------
Abbott Laboratories #     ABT       2-L        1,400          6.85%       67,988
Biomet, Inc. *            BMET      1-M          200          0.84         8,300
Johnson & Johnson #       JNJ       2-L        1,200         11.29       112,050
Medtronic, Inc. #         MDT       1-M          600          4.08        40,500
Stryker Corp.             SYK       1-H          600          3.78        37,500
                                                            ------
                                                             26.84%
                                                            ------
Emerging Pharmaceuticals
       & Generics
------------------------
Barr Laboratories         BRL       1-H          300          1.05%       10,444
ICN Pharmaceuticals       ICN       1-H          300          1.05        10,388
                                                            ------
                                                              2.10%
                                                            ------
  Health Care Services
  --------------------
HEALTHSOUTH Corp. *       HRC       1-H          400          0.53%        5,225
Health Management Assoc.  HMA       1-H          400          0.52         5,200
                                                            ------
                                                              1.05%
                                                            ------
    Pharmaceuticals
    ---------------
Bristol-Myers Squibb      BMY       1-M        1,600         11.28%      112,000
Lilly (Eli)               LLY       1-H        1,200          9.19        91,200
Pfizer, Inc.              PFE       1-M        1,200         13.63       135,375
Pharmacia & Upjohn        PNU       1-M          700          3.85        38,194
Roche Holding Ltd.,
 Sponsor ADR *            ROHHY     2-H          350          4.01        39,856
Schering-Plough           SGP       1-M        1,900          9.09        90,250
                                                            ------
                                                             51.05%
                                                            ------      --------
                                                            100.00%     $992,725
                                                            ======      ========

The Notes following the Portfolios are an integral part of each Portfolio of Securities.

  EQUITY FOCUS TRUSTS--SECTOR SERIES, 1999-A
  REIT PORTFOLIO

  ON THE INITIAL DATE OF DEPOSIT, MAY 19, 1999
 -----------------------------------------------------------------------------

                                                                         Market
                          Stock  Investment    Number     Percentage    Value of
     Securities(1)        Symbol Ranking(2) of Shares(3) of Portfolio Securities(4)
     -------------        ------ ---------- ------------ ------------ -------------
       Apartments
       ----------
Apartment Investment &
 Mgmt. Co. "A' #           AIV      1-H        1,500          6.20%     $ 61,219
Gables Residential
 Trust #                   GBP      2-M        2,600          6.22        61,425
                                                            ------
                                                             12.42%
                                                            ------
      Diversified
      -----------
Colonial Properties
 Trust #                   CLP      2-M        2,200          6.15%       60,775
                                                            ------
                                                              6.15%
                                                            ------
       Industrial
       ----------
AMB Property Corporation
 #                         AMB      1-M        2,700          6.15%       60,750
Cabot Industrial Trust #   CTR      2-M        2,900          6.19        61,081
                                                            ------
                                                             12.34%
                                                            ------
      Net Leasing
      -----------
Commercial Net Lease Re-
 alty #                    NNN      2-M        4,800          6.32%       62,400
Correctional Properties
 Trust #                   CPV      1-M        4,100          6.23        61,500
Franchise Finance Corp.
 of America #              FFA      1-M        2,600          6.35        62,725
Hospitality Properties
 Trust #                   HPT      2-M        2,300          6.39        63,106
                                                            ------
                                                             25.29%
                                                            ------
         Office
         ------
Cornerstone Properties,
 Inc. #                    CPP      2-M        3,800          6.32%       62,463
Duke Realty Investments
 #                         DRE      1-M        2,600          6.19        61,100
Equity Office Properties
 #                         EOP      1-M        2,200          6.28        62,013
                                                            ------
                                                             18.79%
                                                            ------
         Retail
         ------
Bradley Real Estate,
 Inc.                      BTR      2-M        3,000          6.15%       60,750
Simon Property Group       SPG      1-M        2,200          6.39        63,113
Westfield America, Inc.
 #                         WEA      2-H        3,800          6.21        61,275
                                                            ------
                                                             18.75%
                                                            ------
      Self Storage
      ------------
Shurgard Storage Centers
 #                         SHU      2-M        2,300          6.26%       61,813
                                                            ------
                                                              6.26%
                                                            ------      --------
                                                            100.00%     $987,508
                                                            ======      ========

The Notes following the Portfolios are an integral part of each Portfolio of Securities.

  EQUITY FOCUS TRUSTS--SECTOR SERIES, 1999-A
  TECHNOLOGY & TELECOMMUNICATIONS PORTFOLIO

  ON THE INITIAL DATE OF DEPOSIT, MAY 19, 1999
 -----------------------------------------------------------------------------

                                                                          Market
                          Stock  Investment    Number     Percentage     Value of
     Securities(1)        Symbol Ranking(2) of Shares(3)  of Portfolio Securities(4)
     -------------        ------ ---------- ------------ ------------- -------------
       TECHNOLOGY
   Data Processing--
        Services
   -----------------
America Online            AOL       1-H          200          2.73%       $27,038
                                                             -----
                                                              2.73%
                                                             -----
     Electronics--
    Instrumentation
    ---------------
Hewlett-Packard           HWP       1-M          550          5.22%        51,666
                                                             -----
                                                              5.22%
                                                             -----
 Hardware, Electronics,
     Semiconductors
 ----------------------
Applied Materials *       AMAT      2-H          450          2.97%        29,391
Applied Micro Circuits *  AMCC      1-H          550          3.05         30,250
EMC Corp. #               EMC       1-M          350          3.75         37,166
Intel Corp. *             INTC      2-M          350          2.11         20,891
Int'l Business Machines
 Corp. #                  IBM       1-M          150          3.57         35,381
Seagate Technology Inc.   SEG       1-H        1,600          5.16         51,100
Tech Data Corp. * #       TECD      1-H          600          2.09         20,663
Texas Instruments #       TXN       1-M          250          2.96         29,359
                                                             -----
                                                             25.66%
                                                             -----
        Software
        --------
Mercury Interactive *     MERQ      1-H          900          2.96%        29,363
Microsoft Corp. *         MSFT      1-M          750          6.01         59,484
SAP A.G. #                SAP       2-H        1,100          4.02         39,806
                                                             -----
                                                             12.99%
                                                             -----
  TELECOMMUNICATIONS--
  EQUIPMENT & SERVICES
    Broadcast Media
    ---------------
AT&T Corp.--Liberty Me-
 dia "A' #                LMG.A     2-M          300          2.14%        21,188
CBS Corp.                 CBS       1-H          400          1.79         17,700
Clear Channel Communica-
 tions #                  CCU       1-M          300          2.14         21,188
CNET Inc. *               CNET      1-H          100          1.21         11,969
DoubleClick Inc. * #      DCLK      1-H          100          1.21         11,956
eBay Inc. *               EBAY      1-S           50          0.99          9,841
Yahoo Inc. *              YHOO      1-H           50          0.80          7,913
                                                             -----
                                                             10.28%
                                                             -----

  EQUITY FOCUS TRUSTS--SECTOR SERIES, 1999-A

  TECHNOLOGY & TELECOMMUNICATIONS PORTFOLIO

  ON THE INITIAL DATE OF DEPOSIT, MAY 19, 1999
 -----------------------------------------------------------------------------

                                                                          Market
                          Stock  Investment    Number     Percentage     Value of
     Securities(1)        Symbol Ranking(2) of Shares(3)  of Portfolio Securities(4)
     -------------        ------ ---------- ------------ ------------- -------------
Communications Equipment
     Manufacturers
------------------------
Lucent Technologies,
 Inc. #                    LU       1-M         650           3.92%      $ 38,878
Motorola, Inc.             MOT      1-M         300           2.58         25,556
Nokia Corp. ADS            NOK      1-M         300           2.26         22,463
Tellabs, Inc. *            TLAB     1-M         200           1.24         12,275
                                                            ------
                                                             10.00%
                                                            ------
 Computers--Networking
 ---------------------
Cisco Systems *            CSCO     1-M         400           4.71%        46,625
                                                            ------
                                                              4.71%
                                                            ------
    Telephone--Bell
  Operating Companies
  -------------------
Bell Atlantic Corp.        BEL      1-M         350           2.02%        20,081
SBC Communications #       SBC      1-M         400           2.07         20,500
                                                            ------
                                                              4.09%
                                                            ------
Telephone--Long Distance
------------------------
Frontier Corp. #           FRO      1-M         500           2.78%        27,500
MCI WorldCom Inc. * #      WCOM     1-M         800           7.15         70,800
Qwest Communications * #   QWST     1-H         300           2.76         27,300
Sprint Corp. #             FON      1-M         300           3.31         32,756
                                                            ------
                                                             16.00%
                                                            ------
    Telephone--Other
    ----------------
ALLTEL Corp. #             AT       1-M         300           2.14%        21,169
Century Telephone Enter-
 prises, Inc. #            CTL      1-M         500           2.03         20,156
McLeodUSA Inc. "A' * #     MCLD     1-S         400           2.26         22,400
Sprint Corp. (PCS Group)
 * #                       PCS      1-H         400           1.89         18,725
                                                            ------
                                                              8.32%
                                                            ------       --------
                                                            100.00%      $990,497
                                                            ======       ========

The Notes following the Portfolios are an integral part of each Portfolio of Securities.

  EQUITY FOCUS TRUSTS--SECTOR SERIES, 1999-A
  UTILITIES PORTFOLIO

  ON THE INITIAL DATE OF DEPOSIT, MAY 19, 1999
 -----------------------------------------------------------------------------

                                                                          Market
                          Stock  Investment    Number     Percentage     Value of
     Securities(1)        Symbol Ranking(2) of Shares(3)  of Portfolio Securities(4)
     -------------        ------ ---------- ------------ ------------- -------------
        Electric
        --------
AES Corp. #                AES      1-M          900          4.78%      $ 47,250
Carolina Power & Light #   CPL      2-L          900          4.00         39,488
CINergy Corp.              CIN      2-L          900          3.08         30,431
CMS Energy Corp. #         CMS      1-M        1,700          7.74         76,500
Consolidated Edison Inc.   ED       2-L        1,700          8.13         80,325
Duke Energy Corp. #        DUK      1-L        1,900         10.96        108,300
Edison International       EIX      1-M        3,600         10.05         99,225
Florida Progress #         FPC      2-L        1,000          4.16         41,063
GPU Inc. #                 GPU      2-M          700          3.03         29,881
NiSource Inc.              NI       1-M        1,400          3.92         38,763
Pinnacle West Capital      PNW      2-M        1,000          4.16         41,125
Reliant Energy             REI      1-M        2,600          8.06         79,625
Texas Utilities #          TXU      2-L        1,500          6.75         66,656
Unicom Corp.               UCM      2-M        1,200          5.01         49,500
                                                            ------
                                                             83.83%
                                                            ------
      Natural Gas
      -----------
Eastern Enterprises        EFU      2-M          400          1.40%        13,875
Energen Corp. #            EGN      1-M        1,600          3.08         30,400
KeySpan Energy             KSE      1-M        1,200          3.29         32,475
National Fuel Gas          NFG      2-M          400          1.89         18,700
New Jersey Resources       NJR      1-L          500          1.84         18,188
NICOR Inc.                 GAS      2-L          400          1.52         15,000
Peoples Energy             PGL      2-L          300          1.21         11,925
Washington Gas Light #     WGL      2-M          400          1.00          9,850
WICOR, Inc.                WIC      2-M          400          0.94          9,300
                                                            ------
                                                             16.17%
                                                            ------       --------
                                                            100.00%      $987,845
                                                            ======       ========


The Notes following the Portfolios are an integral part of each Portfolio of Securities.

Notes to Portfolios of Securities

(1) All Securities are represented entirely by contracts to purchase Securities, which were entered into by the Sponsor on May 19, 1999. All contracts for domestic Securities are expected to be settled by the initial settlement date for the purchase of Units.

(2) Salomon Smith Barney has assigned these rankings according to the following system, which uses two codes: a letter for the level of risk (L,M,H,S or V) and a number for performance expectation (1-5).

  RISK assesses predictability of earnings/dividends and stock price volatility:

    L (Low Risk): highly predictable earnings/dividends, low price volatility

    M (Moderate Risk): moderately predictable earnings/dividends, moderate price volatility

    H (High Risk): low predictability of earnings/dividends, high price volatility

    S (Speculative): exceptionally low predictability of earnings/dividends, highest risk of price volatility

    V (Venture): Risk and return consistent with venture capital, suitable only for well-diversified portfolios

  PERFORMANCE rankings indicate the expected total return (capital gain or loss plus dividends) over the next 12-18 months, assuming an unchanged, or "flat" market; performance expectations depend on the risk category assigned to the stock, as shown in the following chart.

                     Low Risk    Moderate Risk   High Risk    Speculative
                   ------------- ------------- ------------- -------------
 1 (Buy)             Over 15%      Over 20%      Over 25%      Over 30%
 2 (Outperform)      5% to 15%     5% to 20%    10% to 25%    10% to 30%
 3 (Neutral)         -5% to 5%     -5% to 5%    -10% to 10%   -10% to 10%
 4 (Underperform)   -5% to -15%   -5% to -15%  -10% to -20%  -10% to -20%
 5 (Sell)          -15% or worse -15% or worse -20% or worse -20% or worse

  These rankings represent current opinions of Salomon Smith Barney research analysts and are, of course, subject to change; no assurance can be given that the stocks will perform as expected. These rankings have not been audited by KPMG LLP.


(3) Per 1,000,000 Units.

(4) Valuation of Securities by the Trustee was made using the market value per share as of the Evaluation Time on May 19, 1999. Subsequent to the Initial Date of Deposit, Securities are valued, for Securities quoted on a national securities exchange or NASDAQ National Market System, or a foreign securities exchange, at the closing sale prices, or if no price exists, at the mean between the closing bid and offer prices, and for Securities not so quoted, at the mean between bid and offer prices on the over-the-counter market. See Redemption--Computation of Redemption Price Per Unit.

                               ----------------

The following information is unaudited:

 * Salomon Smith Barney Inc., including subsidiaries and/or affiliates, usually maintains a market in the securities of this company.
 # Within the last three years, Salomon Smith Barney Inc. including its subsidiaries, affiliates and/or predecessor firms, has acted as manager (co-manager) of a public offering of the securities of this company or an affiliate.

DESCRIPTION OF THE TRUSTS

Objectives of the Trusts

  The objective of the Equity Focus Trusts--Sector Series, 1999-A, Energy Portfolio (the "Energy Portfolio"), Financials Portfolio (the "Financials Portfolio"), REIT Portfolio (the "REIT Portfolio"), and the Utilities Portfolio (the "Utilities Portfolio") is to provide investors with the possibility of capital appreciation and current dividend income through a convenient and cost-effective investment in fixed portfolios consisting of shares of Securities selected by the Sponsor. The Sponsor has selected for the Energy, Financials, REIT and Utilities Portfolios stocks which it considers to have the strong potential for capital appreciation and current dividend income over a period of one year relative to risks and opportunities. The objective of the Equity Focus Trusts--Sector Series, 1999-A, Healthcare Portfolio (the "Healthcare Portfolio") and Technology & Telecommunications Portfolio (the "Technology Portfolio") is to provide investors with the possibility of capital appreciation through a convenient and cost-effective investment in fixed portfolios consisting of shares of the common stocks (the "Securities") selected by the Sponsor. The Sponsor has selected for the Healthcare Portfolio and the Technology Portfolio stocks which it considers to have strong potential for capital appreciation over a period of one year relative to risks and opportunities. The payment of dividends is not a primary objective of the Healthcare and Technology Portfolios. The Energy Portfolio, the Financials Portfolio, the Healthcare Portfolio, the REIT Portfolio, the Technology Portfolio and the Utilities Portfolio are collectively referred to herein as the "Trusts" or as the "Portfolios."

  Achievement of each of the Trust's objectives is dependent upon several factors including the financial condition of the issuers of the Securities and any appreciation of the Securities. Furthermore, because of various factors, including without limitation, Trust sales charges and expenses, unequal weightings of stocks, brokerage costs and any delays in purchasing securities with cash deposited, investors in the Trusts may not realize as high a total return as the theoretical performance of the underlying stocks in their respective Portfolios.

Structure and Offering

  This Series of Equity Focus Trusts--Sector Series consists of six separate "unit investment trusts." Each Trust was created under New York law by a Trust Indenture (the "Indenture") between the Sponsor and the Trustee. To the extent references in this Prospectus are to articles and sections of the Indenture, which is incorporated by reference into this Prospectus, the statements made herein are qualified in their entirety by such reference. On the date of this Prospectus, each unit of a Trust (a "Unit") represented a fractional undivided interest in the Securities listed under Portfolio set forth under the Summary of Essential Information. Additional Units of a Trust will be issued in the amount required to satisfy purchase orders by depositing in such Trust cash (or a bank letter of credit in lieu of cash) with instructions to purchase Securities, contracts to purchase Securities together with irrevocable letters of credit, or additional Securities. On each settlement date (estimated to be three business days after the applicable date on which Securities were deposited in a Trust), the Units will be released for delivery to investors and the deposited Securities will be delivered to the Trustee. As additional Units are issued by the Trusts as a result of the deposit of cash (or a letter of credit in lieu of cash) with instructions to purchase additional Securities, the aggregate value of the Securities in the Trusts will be increased and the fractional undivided interest in the Trusts represented by each Unit will be decreased. There is no limit on the time period during which the Sponsor may continue to make additional deposits of Securities into the Trusts.

  During the 90-day period following the Initial Date of Deposit additional deposits of cash or Securities in connection with the issuance and sale of additional Units will maintain, to the extent practicable, the original proportionate relationship among the number of shares of each Security in the Portfolios of each of the Trusts. The proportionate relationship among the Securities in each of the Trusts will be adjusted to reflect the occurrence of a stock dividend, a stock split or a similar event which affects the capital structure of the issuer of a Security in the Trusts but which does not affect that Trust's percentage ownership of the common stock equity of such issuer at the time of such event. It may not be possible to maintain the exact original proportionate relationship among the Securities deposited on the Initial Date of Deposit because of, among other reasons, purchase requirements, changes in prices, brokerage commissions or unavailability of Securities. Replacement Securities may be acquired under specified conditions when Securities originally deposited are unavailable (see Administration of the Trusts--Trust Supervision). Units may be continuously offered to the public by means of this Prospectus (see Public Sale of Units-- Public Distribution) resulting in a potential increase in the number of Units outstanding. Deposits of Additional Securities subsequent to the 90-day period following the Initial Date of Deposit must replicate exactly the proportionate relationship among the number of shares of each of the Securities comprising each of the Portfolios of the Trust at the end of the initial 90-day period.

  The Public Offering Price of Units prior to the Evaluation Time specified in the Summary of Essential Information on any day will be based on the aggregate value of the Securities in a Trust on that day at the Evaluation Time, plus a sales charge. The Public Offering Price for each of the Trusts will thus vary in the future from the amount set forth in the Summary of Essential Information. See Public Sale of Units-Public Offering Price for a complete description of the pricing of Units.

  The Sponsor will execute orders to purchase in the order it determines, in good faith, that they are received. However, indications of interest received prior to the effectiveness of the registration of the Trusts which become orders upon effectiveness will be accepted according to the order in which the indications of interest were received. Further, orders from such indications of interest that are made pursuant to the exchange privilege (see Exchange and Rollover Privileges herein) will be accepted before any other orders for Units. Units will be sold to investors at the Public Offering Price next computed after receipt of the investor's order to purchase Units. The Sponsor reserves the right to accept or reject any purchase order in whole or in part.

  The holders ("Holders") of Units of each of the Trusts will have the right to have their Units redeemed for the Securities underlying the Units (see Redemption). If any Units are redeemed, the aggregate value of Securities in the Trusts will be reduced and the fractional undivided interest in such Trust represented by each remaining Unit will be increased. Units of each of the Trusts will remain outstanding until redeemed upon request to the Trustee by any Holder (which may include the Sponsor), or termination of the Indenture (see Administration of the Trusts--Amendment and Termination).

The Portfolios

  Salomon Smith Barney's Equity Focus Trusts are each based on a specific research investing theme or industry trend identified by analysts of Smith Barney Inc., and Salomon Brothers Inc., both under the common control of Salomon Smith Barney Holdings, Inc., based on an analysis of each company and the industry group as a whole. Salomon Smith Barney's Research Department is staffed by over 100 investment analysts, who currently follow equities issued by more than 1,600 companies (both domestic and foreign) in 86 industry groups or stock areas of the market. The Securities included in the Portfolios were selected by the Sponsor as stocks deemed to have above-average appreciation potential over the 12 months following the selection of a Portfolio. The investment rankings by Salomon Smith Barney normally pertain to an outlook for a 12-18 month period (see footnote 2 to the Portfolios). In selecting Securities for each of the Trusts, the Sponsor has not expressed any belief as to the potential of these Securities for capital appreciation over a period longer than one year. There is, of course, no assurance that any of the Securities in the Trust will appreciate in value, and indeed any or all of the Securities may depreciate in value at any time in the future. See Risk Factors.

  The results of ownership of Units will differ from the results of ownership of the underlying Securities of the Trusts for various reasons, including:

  . sales charges and expenses of a Trust,

  . the portfolios may not be fully invested at all times,

  . the stocks are normally purchased or sold at prices different from the closing price used to determine each Trust's net asset value, and

  . not all stocks may be weighted in the initial proportions at all times.

Additionally, results of ownership to different Holders will vary depending on the net asset value of the underlying Securities on the days Holders bought and sold their Units. Of course, any purchaser of securities, including Units, will have to pay sales charges or commissions, which will reduce his total return.

  Total returns and/or average annualized returns for various periods of previous series of Equity Focus Trusts and the Trusts may be included from time to time in advertisements and sales literature. Trust performance may be compared to performance of the Standard & Poor's Energy Composite, Standard & Poor's Financials Index, Standard & Poor's REIT Index, Morgan Stanley REIT Index, Standard & Poor's Health Care Composite, Standard & Poor's Technology Index and Standard & Poor's Utilities Index. As with other performance data, performance comparisons should not be considered representative of a Trust's relative performance for any future period. Advertising and sales literature for the Trusts may also include excerpts from the Sponsor's research reports on one or more of the stocks in the Trusts, including a brief description of its businesses and market sector, and the basis on which the stock was selected.

  All of the domestic Securities are publicly traded either on a stock exchange or in the over-the-counter market. Most of the contracts to purchase Securities deposited initially in each of the Trusts are expected to settle in three business days, in the ordinary manner for such Securities. Any foreign Securities are publicly traded on a variety of foreign stock exchanges. Settlement of contracts for foreign Securities varies by country and may take place prior to the settlement of purchase of Units on the Initial Date of Deposit.

  Each of the Trusts consists of such Securities as may continue to be held from time to time in that Trust and any additional and replacement Securities and any money market instruments acquired and held by such Trust pursuant to the provisions of the Indenture (including the provisions with respect to the deposit into the Trusts of Securities in connection with the sale of additional Units to the public) together with undistributed income therefrom and undistributed and uninvested cash realized from the disposition of Securities (see Administration of the Trusts--Accounts and Distributions; Trust Supervision). The Indenture authorizes, but does not require, the Trustee to invest the net proceeds of the sale of any Securities in eligible money market instruments to the extent that the proceeds are not required for the redemption of Units. Any money market instruments acquired by a Trust must be held until maturity and must mature no later than the next Distribution Day and the proceeds distributed to Holders at that time. If sufficient Securities are not available at what the Sponsor considers a reasonable price, excess cash received on the creation of Units may be held in an interest-bearing account with the Trustee until that cash can be invested in Securities. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the Securities. However, should any contract deposited hereunder (or to be deposited in connection with the sale of additional Units) fail, the Sponsor shall, on or before the next following Distribution Day, cause to be refunded the attributable sales charge, plus the attributable Market Value of Securities listed under the Portfolio for the relevant Trust, unless substantially all of the monies held in such Trust to cover the purchase are reinvested in replacement Securities in accordance with the Indenture (see Administration of the Trusts --Portfolio Supervision).

  Because certain of the Securities from time to time may be sold, or their percentage may be reduced under certain extraordinary circumstances described below, or because Securities may be distributed in redemption of Units, no assurance can be given that any of the Trusts will retain for any length of time its present size (see Redemption; Administration of the Trusts--Amendment and Termination). For Holders who do not redeem their Units, investments in Units of a Trust will be liquidated on the fixed date specified under Mandatory Termination of Trust, and may be liquidated sooner if the net asset value of a Trust falls below that specified under Minimum Value of Trust set forth in the Summary of Essential Information (see Risk Factors).

Income

  There is no assurance that dividends will be declared or paid in the future on the Securities.

  Record and Distribution Days for each of the Trusts are set forth under the Summary of Essential Information. Income Distributions, if any, will be automatically reinvested in additional Units of the appropriate Trust, subject only to the remaining applicable Deferred Sales Charge deduction, unless a Holder elects to receive his distributions in cash (see Reinvestment Plan). Because dividends on the Securities are not received by the Trusts at a constant rate throughout the year and because the issuers of the Securities may change the schedules or amounts or dividend payments, any distributions, whether reinvested or paid in cash, may be more or less than the amount of dividend income actually received by a Trust and credited to the income account established under the Indenture (the "Income Account") as of the Record Day.

RISK FACTORS

Common Stock

  An investment in Units should be made with an understanding of the risks that an investment in common stocks entails. These include the risk that the financial condition of the issuers of the Securities or the general condition of the common stock market may worsen and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including:

  . expectations regarding government economic, monetary and fiscal policies,

  . inflation and interest rates,

  . economic expansion or contraction, and

  . global or regional political, economic or banking crises.

  The Sponsor's buying and selling of the Securities, especially during the initial offering of Units of the Trusts or to satisfy redemptions of Units may impact upon the value of the underlying Securities and the Units. The publication of the list of the Securities selected for the Trusts may also cause increased buying activity in certain of the stocks comprising each of the Portfolios. After such announcement, investment advisory and brokerage clients of the Sponsor and its affiliates may purchase individual Securities appearing on the list during the course of the initial offering period. Such buying activity in the stock of these companies prior to the purchase of the Securities by the Trusts may cause the Trusts to purchase stocks at a higher price than those buyers who effect purchases prior to purchases by the Trust.

  The Trusts are not appropriate for investors requiring conservation of capital or high current income. Securities representing approximately 1.93% of the Energy Portfolio, 34.74% of the Financials Portfolio, 25.33% of the Healthcare Portfolio, 12.41% of the REIT Portfolio and 32.64% of the Technology Portfolio have been ranked High Risk by Salomon Smith Barney's Research Department, described as "low predictability of earnings/dividends; high price volatility."

  Each Trust's holdings will be concentrated in a single, specific industry or service sector. Compared to the broad market, an individual sector may be more strongly affected by:

  . changes in the economic climate

  .broad market shifts

  .moves in particular dominant stocks, or

  .regulatory changes.

Investors should be prepared for volatile short-term movement in the value of Units.

  Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors or holders of debt obligations or preferred stocks of such issuers. Shareholders of common stocks of the type held by the Trusts have a right to receive dividends only when and if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preference stocks have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors, normally on a cumulative basis, but generally do not participate in other amounts available for distribution by the issuing corporation. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stocks are also entitled to rights on liquidation which are senior to those of common stocks. Moreover, common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of common stocks are subject to market fluctuations for as long as the common stocks remain outstanding. As a result, the value of the Securities in the Portfolios may be expected to fluctuate over the life of the Trusts to values higher or lower than those prevailing on the Initial Date of Deposit.

  Holders will be unable to dispose of any of the Securities in the Portfolios, as such, and will not be able to vote the Securities. As the holder of the Securities, the Trustee will have the right to vote all of the voting stocks in each of the Trusts and will vote in accordance with the instructions of the Sponsor.

Dividends

  Since the Securities are all common stocks, and the income stream produced by dividend payments thereon is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of a Trust. If dividends are insufficient to cover expenses, it is likely the Securities will have to be sold to meet Trust expenses. See Expenses and Charges -- Payment of Expenses. Any such sales may result in capital gains or losses to Holders. See Taxes.

Fixed Portfolio

  Investors should be aware that the Trusts are not "managed" and as a result, the adverse financial condition of a company will not result in the elimination of its securities from the Portfolios of each of the Trusts except under extraordinary circumstances. Investors should note in particular that the Securities were selected on the basis of the criteria set forth under Objectives of the Trusts and that the Trusts may continue to purchase or hold Securities originally selected through this process even though the evaluation of the attractiveness of the Securities may have changed. A number of the Securities in the Trusts may also be owned by other clients of the Sponsor. However, because these clients may have differing investment objectives, the Sponsor may sell certain Securities from those accounts in instances where a sale by the Trusts would be impermissible, such as to maximize return by taking advantage of market fluctuations. See Administration of the Trusts -- Trust Supervision. In the event a public tender offer is made for a Security or a merger or acquisition is announced affecting a Security, the Sponsor may instruct the Trustee to tender or sell the Security on the open market when, in its opinion, it is in the best interest of the holders of the Units to do so.

  Although each Portfolio is regularly reviewed and evaluated and the Sponsor may instruct the Trustee to sell Securities under certain limited circumstances, Securities will not be sold by the Trusts to take advantage of market fluctuations or changes in anticipated rates of appreciation. As a result, the amount realized upon the sale of the Securities may not be the highest price attained by an individual Security during the life of the Trusts. The prices of single shares of each of the Securities in the Trusts vary widely, and the effect of a dollar of fluctuation, either higher or lower, in stock prices will be much greater as a percentage of the lower-price stocks' purchase price than as a percentage of the higher-price stocks' purchase price.

Additional Securities

  Investors should note that in connection with the issuance of additional Units during the Public Offering Period the Sponsor may deposit cash (or a letter of credit in lieu of cash) with instructions to purchase Securities, additional Securities or contracts to purchase Securities, in each instance maintaining the original percentage relationship, subject to adjustment under certain circumstances, among the number of shares of each Security in a Trust. To the extent the price of a Security increases or decreases between the time cash is deposited with instructions to purchase the Security and the time the cash is used to purchase the Security, Units may represent less or more of that Security and more or less of the other Securities in the Trusts. In addition, brokerage fees (if any) incurred in purchasing Securities with cash deposited with instructions to purchase the Securities will be an expense of the Trusts. Price fluctuations between the time of deposit and the time the Securities are purchased, and payment of brokerage fees, will affect the value of every Holder's Units and the Income per Unit received by each of the Trusts.

Organization Costs

  The Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for each of the Trust's organization costs will be purchased in the same proportionate relationship as all the Securities contained in the Trusts. Securities will be sold to reimburse the Sponsor for each of the Trust's organization costs after the completion of the initial public offering period, which is expected to be 90 days from the Initial Date of Deposit (a significantly shorter time period than the life of the Trusts). During the initial public offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for each of the Trusts organization costs, the Trustee will sell additional Securities to allow the Trusts to fully reimburse the Sponsor. In that event, the net asset value per Unit will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the amount set forth under "Plus Estimated Organization Costs" in the Summary of Essential Information, this will result in a greater effective cost per Unit to Holders for the reimbursement to the Sponsor. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell such Securities to an extent which will maintain the same proportionate relationship among the Securities contained in the Trusts as existed prior to such sale.

Termination

  A Trust may be terminated at any time and all outstanding Units liquidated if the net asset value of the Trust falls below 40% of the aggregate net asset value of that Trust at the completion of the initial public offering period. Investors should note that if the net asset value of a Trust should fall below the applicable minimum value, the Sponsor may then in its sole discretion terminate such Trust before the Mandatory Termination Date specified in the Summary of Essential Information.

Foreign Securities

  The Trusts may hold Securities of non-U.S. issuers directly or through American Depository Receipts ("ADRs"). There are certain risks involved in investing in securities of foreign companies, which are in addition to the usual risks inherent in United States investments. These risks include those resulting from:

  . fluctuations in currency exchange rates or revaluation of currencies,

  . future adverse political and economic developments and the possible imposition of currency exchange blockages or other foreign laws or restrictions,

  . reduced availability of public information concerning issuers, and

  . the lack of uniform accounting, auditing and financial reporting standards or other regulatory practices and requirements comparable to those applicable to domestic companies.

  Moreover, securities of many foreign companies may be less liquid and their prices more volatile than those of securities of comparable domestic companies. In addition, with respect to certain foreign countries, there is the possibility of expropriation, nationalization, confiscatory taxation and limitations on the use or removal of funds or other assets of the Trusts, including the withholding of dividends. Foreign securities may be subject to foreign government taxes that could reduce the yield on such securities. Since the Trusts may invest in securities quoted in currencies other than the United States dollar, changes in foreign currency exchange rates may adversely affect the value of foreign securities in the Portfolios and the net asset value of Units of the Trusts. Investment in foreign securities may also result in higher expenses due to the cost of converting foreign currency to United States dollars, the payment of fixed brokerage commissions on certain foreign exchanges, which generally are higher than commissions on domestic exchanges, and expenses relating to foreign custody.

  In addition, for the foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. However, the Sponsor anticipates that adequate information will be available to allow the Sponsor to supervise the Portfolios as set forth in Administration of the Trusts -- Portfolio Supervision.

  On the basis of the best information available to the Sponsor at the present time, none of the Securities is subject to exchange control restrictions under existing law which would materially interfere with payment to the Trusts of dividends due on, or proceeds from sale of, the Securities either because the particular jurisdictions have not adopted any currency regulations of this type or because the issues qualify for an exemption, or the Trusts, as an extraterritorial investor, has qualified its purchase of the Securities as exempt by following applicable "validation" or similar regulatory or exemptive procedures. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payments to the Trusts.

  In addition, the adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Portfolios and on the ability of the Trusts to satisfy their obligation to redeem Units tendered to the Trustee for redemption (see Redemption).

Exchange Rate Fluctuation

  In recent years, foreign exchange rates have fluctuated sharply. Income from foreign equity securities held by the Trusts, including those underlying any ADRs held by a Trust, would be payable in the currency of the country of their issuance. However, the Trusts will compute their income in United States dollars, and the computation of income will be made on the date of its receipt by the Trusts at the foreign exchange rate in effect on that date. Therefore, if the value of the foreign currency falls relative to the United States dollar between receipt of the income and its conversion to United States dollars, the risk of such decline will be borne by Holders. In addition, the cost of converting such foreign currency to United States dollars would also reduce the return to the Holder.

American Depositary Shares and Receipts

  American Depositary Shares ("ADSs"), and receipts therefor ("ADRs"), are issued by an American bank or trust company to evidence ownership of underlying securities issued by a foreign corporation. These instruments may not necessarily be denominated in the same currency as the securities into which they may be converted. Generally, ADSs and ADRs are designed for use in the United States securities markets. For purposes of this Prospectus the term ADR generally includes ADSs.

Legal Proceedings and Legislation

  At any time after the Initial Date of Deposit, additional legal proceedings may be initiated on various grounds, or legislation may be enacted, with respect to any of the Securities in the Trusts or to matters involving the business of the issuer of the Securities. There can be no assurance that future legal proceedings or legislation will not have a material adverse impact on the Trusts or will not impair the ability of the issuers of the Securities to achieve their business and investment goals.

Year 2000 Issue

  The Trusts, like other businesses and entities, could be adversely affected if the computer systems used by the Sponsor and Trustee or other service providers to a Trust do not properly process and calculate date-related information and data from and after January 1, 2000. This is commonly known as the "Year 2000 Problem." The Sponsor and Trustee are taking steps that they believe are reasonably designed to address the Year 2000 Problem with respect to computer systems that they use and to obtain reasonable assurances that comparable steps are being taken by the Trusts' other service providers. The Sponsor expects that their systems will be compliant before the year 2000. However, there can be no assurance that the Year 2000 Problem will be properly or timely resolved so to avoid any adverse impact to each Trust. The Year 2000 Problem may thus also adversely affect issuers of the Securities contained in the Trusts, to varying degrees based upon various factors. The Sponsor is unable to predict what effect, if any, the Year 2000 Problem will have on such issuers.

Energy Portfolio

  The Energy Portfolio is particularly subject to risks that are inherent to the utility industry, including:

  . difficulty in obtaining an adequate return on invested capital

  . difficulty in financing large construction programs during an inflationary period

  . restrictions on operations and increased cost and delays attributable to environmental considerations and regulations

  . difficulty in raising capital in adequate amounts on reasonable terms in periods of high inflation and unsettled capital markets

  . increased costs and reduced availability of certain types of fuel

  . occasional reduced availability and high costs of natural gas for resales

  . the effects of energy conservation, and

  . the effects of a national energy policy and lengthy delays and greatly increased costs and other problems associated with the design, construction, licensing, regulation and operation of nuclear facilities for electric generation, including, among other considerations, the problems associated with the use of radioactive materials and the disposal of radioactive wastes.

There are substantial differences between the regulatory practices and policies of various jurisdictions, and any given regulatory agency may periodically make major shifts in policy. There is no assurance that regulatory authorities will grant rate increases in the future or that such increases will be adequate to permit the payment of dividends on common stocks. Additionally, existing and possible future regulatory legislation may make it even more difficult for these utilities to obtain adequate relief. Certain of the issuers of securities held by the Energy Portfolio may own or operate nuclear generating facilities. Governmental authorities may from time to time review existing policies, and impose additional requirements governing the licensing, construction and operation of nuclear power plants. Moreover, price disparities within selected utility groups and discrepancies in relation to averages and indices have occurred frequently for reasons not directly related to the general movements or price trends of utility common stocks. Causes of these discrepancies include changes in the overall demand for and supply of various securities (including the potentially depressing effect of new stock offerings), and changes in investment objectives, market expectations or cash requirements of other purchasers and sellers of securities.

  The Energy Portfolio may be considered to be concentrated in common stocks of companies engaged in refining and marketing oil and related products. According to the U.S. Department of Commerce, the factors which will most likely shape the industry include:

  . the price and availability of oil from the Middle East

  . changes in United States environmental policies, and

  . the continued decline in U.S. production of crude oil.

Possible effects of these factors may be increased U.S. and world dependence on oil from the Organization of Petroleum Exporting Countries and highly uncertain and potentially more volatile oil prices and a higher rate of growth for natural gas production than for other fuels. Factors which the Sponsor believes may increase the profitability of oil and petroleum operations include increasing demand for oil and petroleum products as a result of the continued increases in annual miles driven and the improvement in refinery operating margins caused by increases in average domestic refinery utilization rates. The existence of surplus crude oil production capacity and the willingness to adjust production levels are the two principal requirements for stable crude oil markets. Without excess capacity, supply disruptions in some countries cannot be compensated for by others.

Financials Portfolio

  The financial services and financial services-related industries will be particularly affected by certain economic, competitive and regulatory developments. The profitability of financial services companies as a group is largely dependent upon the availability and cost of capital funds which in turn may fluctuate significantly in response to changes in interest rates and general economic conditions. Credit losses resulting from financial difficulties of borrowers can negatively impact the sector. Rising interest rates and inflation may negatively affect certain financial services companies as the costs of lending money, attracting deposits and doing business rise. Insurance companies may be subject to severe price competition. Financial institutions are subject to regulation and supervision by governmental authorities and changes in governmental policies may impact the way financial institutions conduct business. Such governmental regulation may limit both the amounts and types of loans and other financial commitments they can make, and the interest rates and fees they can charge. Also, if government regulation which would further reduce the separation between commercial and investment banking is ultimately enacted, financial services companies may be significantly affected in terms of profitability and competition.

Healthcare Portfolio

  Companies in the health care industry are, generally, subject to governmental regulation and approval of their products and services, which could have a significant effect on their price and availability. Furthermore, the types of products or services produced or provided by these companies may quickly become obsolete. The costs of providing health care services may increase as a result of, among other factors, changes in medical technology and increased labor costs. In addition, health care facility construction and operation is subject to federal, state and local regulation relating to the adequacy of medical care, equipment, personnel, operating policies and procedures, rate-setting, and compliance with building codes and environmental laws. Facilities are subject to periodic inspection by governmental and other authorities to assure continued compliance with the various standards necessary for licensing and accreditation. These regulatory requirements are subject to change and, to comply, it may be necessary for a hospital or other health care facility to incur substantial capital expenditures or increased operating expenses to effect changes in its facilities, equipment, personnel and services. Additionally, a number of legislative proposals concerning healthcare have been introduced in the U.S. Congress in recent years or have been reported to be under consideration. These proposals span a wide range of topics, including cost controls, national health insurance, incentives for competition in the provision of health care services, tax incentives and penalties related to health care insurance premiums, and promotion of prepaid healthcare plans. Any of these proposals, if enacted, may have an adverse effect on the health care industry.

REIT Portfolio

  General. Real estate investment trusts ("REITs") are financial vehicles that seek to pool capital from a number of investors in order to participate directly in real estate ownership or financing. REITs are usually managed by separate advisory companies for a fee which is ordinarily based on a percentage of the assets of the REIT in addition to reimbursement of operating expenses. Since the REIT Portfolio will consist entirely of shares issued by REITs, an investment in the REIT Portfolio will be subject to varying degrees of risk generally incident to the ownership of real property (in addition to securities market risks). The underlying value of the REIT Portfolio's Securities and the REIT Portfolio's ability to make distributions to its Holders may be adversely affected by adverse changes in national economic conditions, adverse changes in local market conditions due to changes in general or local economic conditions and neighborhood characteristics, increased competition from other properties, obsolescence of property, changes in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, particularly in older properties, changes in real estate tax rates and other operating expenses, regulatory and economic impediments to raising rents, adverse changes in governmental rules and fiscal policies, dependency on management skills, civil unrest, acts of God, including earthquakes and other natural disasters (which may result in uninsured losses), acts of war, adverse changes in zoning laws, and other factors which are beyond the control of the issuers of the REITs in the REIT Portfolio.

  REITs have been compared to bond equivalents (paying to the REIT holders their pro rata share of the REIT's annual taxable income). In general, the value of bond equivalents changes as the general levels of interest rates fluctuate. When interest rates decline, the value of a bond equivalent portfolio invested at higher yields can be expected to rise. Conversely, when interest rates rise, the value of a bond equivalent portfolio invested at lower yields can be expected to decline. Consequently, the value of the REITs may at times be particularly sensitive to devaluation in the event of rising interest rates. Equity REITs are less likely to be affected by interest rate fluctuations than Mortgage REITs and the nature of the underlying assets of an Equity REIT, i.e., investments in real property, may be considered more tangible than that of a Mortgage REIT. Equity REITs are more likely to be adversely affected by changes in the value of the underlying property it owns than Mortgage REITs.

  REITs may concentrate investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes, and office buildings; the impact of economic conditions on REITs can also be expected to vary with geographic location and property type. Variations in rental income and space availability and vacancy rates in terms of supply and demand are additional factors affecting real estate generally and REITs in particular. In addition, investors should be aware that REITs may not be diversified and are subject to the risks of financing projects. REITs are also subject to defaults by borrowers, self-liquidation, the market's perception of the REIT industry generally, and the possibility of failing to qualify for tax-free pass-through of income under the Internal Revenue Code, and to maintain exemption from the Investment Company Act of 1940. A default by a borrower or lessee may cause the REIT to experience delays in enforcing its rights as mortgagee or lessor and to incur significant costs related to protecting its investments.

  Uninsured Losses. The issuer of REITs generally maintains comprehensive insurance on presently owned and subsequently acquired real property assets, including liability, fire and extended coverage. However, there are certain types of losses, generally of a catastrophic nature, such as earthquakes and floods, that may be uninsurable or not economically insurable, as to which the REITs properties are at risk in their particular locales. The management of REIT issuers use their discretion in determining amounts, coverage limits and deductibility provisions of insurance, with a view to requiring appropriate insurance on their investments at a reasonable cost and on suitable terms. This may result in insurance coverage that in the event of a substantial loss would not be sufficient to pay the full current market value or current replacement cost of the lost investment. Inflation, changes in building codes and ordinances, environmental considerations, and other factors also might make it infeasible to use insurance proceeds to replace a facility after it has been damaged or destroyed. Under such circumstances, the insurance proceeds received by REITs might not be adequate to restore its economic position with respect to such property.

  Environmental Liability. Under various federal, state, and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator caused or knew of the presence of such hazardous or toxic substances and whether or not the storage of such substances was in violation of a tenant's lease. In addition, the presence of hazardous or toxic substances, or the failure to remediate such property properly, may adversely affect the owner's ability to borrow using such real property as collateral. No assurance can be given that one or more of the REITs in the REIT Portfolio may not be presently liable or potentially liable for any such costs in connection with real estate assets they presently own or subsequently acquire while such REITs are held in the REIT Portfolio.

  Americans with Disabilities Act. Under the Americans with Disabilities Act of 1990 (the "ADA"), all public accommodations are required to meet certain federal requirements related to physical access and use by disabled persons. In the event that any of the REITs in the REIT Portfolio invest in or hold mortgages on real estate properties subject to the ADA, a determination that any such properties are not in compliance with the ADA could result in imposition of fines or an award of damages to private litigants. If any of the REITs in the REIT Portfolio were required to make modifications to comply with the ADA, the REIT's ability to make expected distributions to the REIT Portfolio could be adversely affected, thus adversely affecting the ability of the REIT Portfolio to make distributions to Holders.

  Property Taxes. Real estate generally is subject to real property taxes. The real property taxes on the properties underlying the REITs in the REIT Portfolio may increase or decrease as property tax rates change and as the properties are assessed or reassessed by taxing authorities.

  Liquidity. Although the Securities in the REIT Portfolio, except for Restricted Securities held by the REIT Portfolio, if any, themselves are listed on a national securities exchange or NASDAQ National Market System and are liquid, real estate investments, the primary holdings of each of the Securities in the REIT Portfolio are relatively illiquid. Therefore, the ability of the issuers of the Securities in the REIT Portfolio to vary their portfolios in response to changes in economic and other conditions will be limited and, hence, may adversely affect the value of the Units. There can be no assurance that any issuer of a Security will be able to dispose of its underlying real estate assets when it finds disposition advantageous or necessary or that the sale price of any disposition will recoup or exceed the amount of its investment.

  The REIT Portfolio may purchase securities that are not registered ("Restricted Securities") under the Securities Act, but can be offered and sold to "qualified institutional buyers" under Rule 144A under the Securities Act. Since it is not possible to predict with assurance exactly how this market for Restricted Securities sold and offered under Rule 144A will develop, the Sponsor will carefully monitor the REIT Portfolio's investments in these securities, focusing on such factors, among others, as valuation, liquidity and availability of information. This investment could have the effect of increasing the level of illiquidity in the REIT Portfolio to the extent that qualified institutional buyers become for a time uninterested in purchasing these Restricted Securities.

Technology Portfolio

  The Technology Portfolio's investments in securities of technology related companies present certain risks that may not exist to the same degree in other types of investments. Technology stocks, in general, tend to be relatively volatile as compared to other types of investments. Any such volatility will be reflected in the value of the Technology Portfolio's Units. The technology and science areas may be subject to greater governmental regulation than many other areas and changes in governmental policies and the need for regulatory approvals may have a material adverse effect on these areas. Additionally, companies in these areas may be subject to risks of developing technologies, competitive pressures and other factors and are dependent upon consumer and business acceptance as new technologies evolve. Competitive pressures may have a significant effect on the financial condition of companies in the technology sector. For example, if technology continues to advance at an accelerated rate, and the number of companies and product offerings continues to expand, these companies could become increasingly sensitive to short product cycles and aggressive pricing. Further, companies in the technology industry spend heavily on research and development and are subject to the risk that their products or services may not prove commercially successful or may become obsolete quickly.

  The Technology Portfolio may be susceptible to factors affecting the communications industry. The communications industry is subject to governmental regulation and the products and services of communications companies may be subject to rapid obsolescence. These factors could affect the value of the Technology Portfolio's Units. Telephone companies in the United States, for example, are subject to both state and federal regulations affecting permitted rates of returns and the kinds of services that may be offered. In addition, federal communications laws regarding the cable television industry have recently been amended to eliminate government regulation of cable television rates where competition is present and allow rates to be dictated by market conditions. In the absence of competition, however, rates shall be regulated by federal and state governments to protect the interest of subscribers. Certain types of companies represented in the Technology Portfolio may be engaged in fierce competition for a share of the market of their products. As a result, competitive pressures are intense and the stocks are subject to rapid price volatility. While the Technology Portfolio may include securities of established suppliers of traditional communication products and services, this Trust may invest in smaller communications companies which may benefit from the development of new products and services. These smaller companies may present greater opportunities for capital appreciation, and may also involve greater risk than large, established issuers. Such smaller companies may have limited product lines, market or financial resources, and their securities may trade less frequently and in more limited volume than the securities of larger, more established companies. As a result, the prices of the securities of such smaller companies may fluctuate to a greater degree than the prices of securities of other issuers.

Utilities Portfolio

  The ability of utilities to pay dividends on their common stock is dependent on various factors, including:

  . the rates they may charge their customers

  . the demand for a utility's services, and

  . the cost of providing these services.

Utilities, in particular investor-owned utilities, are subject to extensive regulation relating to the rates which they may charge customers. Utilities can experience regulatory, political, and consumer resistance to rate increases. Utilities engaged in long-term capital projects are especially sensitive to regulatory lags in granting rate increases. Any difficulty in obtaining timely and adequate rate increases could adversely affect a utility's results of operations.

  The demand for a utility's services is influenced by, among other factors, competition, weather conditions and economic conditions. Electric utilities, for example, have experienced increased competition as a result of the availability of other energy sources, the effects of conservation on the use of electricity, self-generation by industrial customers and the generation of electricity by co-generators and other independent power producers. Also, increased competition will result if federal regulators determine that utilities must open their transmission lines to competitors.

  A utility's costs are influenced by the utility's cost of capital, the availability and cost of fuel and other factors, and there can be no assurance that a utility will be able to pass on any increased costs to customers through increased rates. Utilities also incur substantial capital expenditures and operating expenses to comply with environmental, energy, licensing and other laws and regulations relating to, among other things, air emissions, the quality of drinking water, waste water discharge, solid and hazardous substance handling and disposal, and siting and licensing of facilities. Environmental legislation and regulations are changing rapidly and are the subject of current public policy debate and legislative proposals. It is likely that utilities will be subject to increasingly stringent environmental standards in the future that could result in significant capital expenditures. Future legislation and regulation could include, for example, regulation of so-called electromagnetic fields associated with electric transmission and distribution lines as well as emissions of carbon dioxide and other so-called greenhouse gases associated with the burning of fossil fuels. Compliance with these requirements may limit a utility's operations or require substantial investments in new equipment and, as a result, may adversely affect a utility's results of operations.

  Electric utilities which own or operate nuclear power plants are exposed to risks inherent in the nuclear industry. These risks include exposure to new requirements resulting from extensive federal and state regulatory oversight, public controversy, decommissioning costs, and spent fuel and radioactive waste disposal issues. Nuclear power plants have experienced substantial cost increases, construction delays and licensing difficulties. In addition, nuclear power plants typically require substantial capital additions and modifications throughout their operating lives to meet safety, environmental, operational and regulatory requirements and to replace and upgrade various plant systems. The high degree of regulatory monitoring and controls imposed on nuclear plants could cause a plant to be out of service or on limited service for long periods. When a nuclear facility owned by an investor-owned utility is out of service or operating on a limited service basis, the utility operator or its owners may be liable for the recovery of replacement power costs. Risks of substantial liability also arise from the operation of nuclear facilities and from the use, handling and possible radioactive emissions associated with nuclear fuel. Insurance may not cover all types or amounts of loss which may be experienced in connection with the ownership and operation of a nuclear plant and severe financial consequences could result from a significant accident or occurrence. Also there are risks of recovering costs of decommissioning nuclear plants.

  The Public Utility Holding Company Act of 1935 (the "1935 Act") regulates, among other things, certain acquisitions of voting securities of electric utility companies by anyone who is an "affiliate" of a public utility company. In addition, the 1935 Act requires a "holding company" to register as such with the Securities and Exchange Commission and be otherwise subject to certain restrictions on the acquisition of securities and other interests in public utility companies. This regulatory structure may discourage consolidation in the electric utility industry or otherwise negatively affect the value of utility stocks generally. In order to avoid becoming an "affiliate," the Trust has adopted an investment restriction that it will not purchase securities of a public utility company if by reason thereof the Utilities Portfolio would hold 5% or more of the outstanding voting securities of the issuer. Nevertheless, if the Utilities Portfolio were to be considered to be a member of an organized group of persons, the 1935 Act might limit the Utilities Portfolio's acquisitions of the voting securities of public utility companies by reason of the control by the group of 5% or more of the voting securities of a public utility company.

PUBLIC SALE OF UNITS

Public Offering Price

  The Public Offering Price of the Units for each of the Trusts is computed by adding the applicable initial sales charge to the aggregate value of the Securities in a Trust (as determined by the Trustee) and any cash held, divided by the number of Units of the Trust outstanding. The total sales charge consists of an initial sales charge and a deferred sales charge equal, in the aggregate, to a maximum charge of 4.50% of the Public Offering Price (4.712% of the net amount invested in Securities); although due to fluctuations in the Market Value of the Securities, the total maximum sales charge may be more than 4.50% of the Public Offering Price. The initial sales charge is computed by deducting the deferred sales charge ($30.00 per 1,000 Units) from the aggregate sales charge. The initial sales charge on the Initial Date of Deposit is 1.50% of the Public Offering Price. The initial sales charge is deducted from the purchase price of a Unit at the time of purchase and paid to the Sponsor. The deferred sales charge is a monthly charge of $1.25 per 1,000 Units and is accrued in 24 monthly installments commencing on June 1, 1999 and will be charged to the Capital Account on the first day of each month thereafter through May 1, 2001. If a Deferred Sales Charge Payment Date is not a business day, the payment will be charged to the Trust on the next business day. If a Holder's sale or redemption of Units settles before a Deferred Sales Charge Payment Date, all future deductions of the Deferred Sales charge will be waived. Units purchased pursuant to the Reinvestment Plan are subject only to the remaining applicable deferred sales charge deduction (see Reinvestment Plan).

  Purchasers on May 20, 1999 (the first day Units will be available to the public) will be able to purchase Units at $1.00 each (including the initial sales charge). To allow Units to be priced at $1.00, the Units outstanding as of the Evaluation Time on May 20, 1999 (all of which are held by the Sponsor) will be split (or split in reverse). The Public Offering Price on any subsequent date will vary from the Public Offering Price on the date of the initial Prospectus (set forth under Investment Summary) in accordance with fluctuations in the aggregate value of the underlying Securities. Units will be sold to investors at the Public Offering Price next determined after receipt of the investor's purchase order. A proportionate share of the amount in the Income Account (described under Administration of the Trust--Accounts and Distributions) on the date of delivery of the Units to the purchaser is added to the Public Offering Price.

  The initial sales charge applicable to quantity purchases is reduced on a graduated scale for sales to any purchaser of at least 50,000 Units. Sales charges are as follows:

                                           Initial Sales Charge
                                           ---------------------
                                           Percent of Percent of Maximum Dollar
                                            Offering  Net Amount Amount Deferred
Number of Units*                             Price     Invested  Per 1,000 Units
----------------                           ---------- ---------- ---------------
Fewer than 50,000.........................    1.50%     1.523%       $30.00
50,000 but less than 100,000..............    1.25      1.266         30.00
100,000 but less than 250,000.............    1.00      1.010         30.00
250,000 but less than 1,000,000...........     .50       .503         30.00
1,000,000 or more.........................       0          0         30.00

------------
* The reduced sales charge is also applied on a dollar basis utilizing a breakpoint equivalent in the above table of $1,000 for 1,000 Units, etc.

  The above graduated sales charges will apply to all purchases in the aggregate of one or more of Portfolios or any portfolios of Equity Focus Trusts--Sector Series, 1998-A or 1998-B on any one day by the same purchaser of Units in the amounts stated. Purchases of Units will not be aggregated with purchases of units of any other series of Equity Focus Trusts. Units held in the name of the spouse of the purchaser or in the name of a child of the purchaser under 21 years of age are deemed to be registered in the name of the purchaser for purposes of calculating the applicable sales charge. The graduated sales charges are also applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account.

  Valuation of Securities by the Trustee is made as of the close of business on the New York Stock Exchange on each business day. Securities quoted on national stock exchange or Nasdaq National Market are valued at the closing sale price, or, if no closing sales price exists, at the mean between the closing bid and offer prices. Securities not so quoted are valued at the mean between bid and offer prices.

  Employees of the Sponsor and its subsidiaries, affiliates and employee-related accounts may purchase Units pursuant to employee benefit plans, at a price equal to the aggregate value of the Securities in a Trust divided by the number of Units outstanding only subject to the applicable deferred sales charge. Sales to these plans involve less selling effort and expense than sales to employee groups of other companies.

Public Distribution

  Units will be distributed to the public at the Public Offering Price through the Sponsor, as sole underwriter of the Trusts, and may also be distributed through dealers.

  The Sponsor intends to qualify Units of each of the Trusts for sale in all states of the United States where qualification is deemed necessary through the Sponsor and dealers who are members of the National Association of Securities Dealers, Inc. Sales to dealers, if any, will initially be made at prices which represent a concession from the Public Offering Price per Unit to be established at the time of sale by the Sponsor.

Underwriter's and Sponsor's Profits

  The Sponsor, as sole underwriter, receives a gross underwriting commission equal to the initial sales charge of 1.50% of the Public Offering Price (subject to reduction on a graduated scale basis in the case of volume purchases, and subject to reduction for purchasers as described under Public Offering Price above) and the monthly Deferred Sales Charge of $1.25 per 1,000 Units.

  On the Initial Date of Deposit, the Sponsor also realized a profit or loss on deposit of the Securities into each of the Trusts in the amount set forth under Investment Summary, which equals the difference between the cost of the Securities to a Trust (which is based on the aggregate value of the Securities on the Date of Deposit) and the purchase price of such Securities to the Sponsor. In the event that subsequent deposits are effected by the Sponsor with the deposit of Securities (as opposed to cash or a letter of credit) with respect to the sale of additional Units to the public, the Sponsor similarly may realize a profit or loss. The Sponsor also may realize profits or sustain losses as a result of fluctuations after the Initial Date of Deposit in the aggregate value of the Securities and hence of the Public Offering Price received by the Sponsor for Units. Cash, if any, made available by buyers of Units to the Sponsor prior to the settlement dates for purchase of Units may be used in the Sponsor's business and may be of benefit to the Sponsor.

  The Sponsor also receives an annual fee at the maximum rate of $.25 per 1,000 Units for the administrative and other services which it provides during the life of the Trusts (see Expenses and Charges--Fees). The Sponsor has not participated as sole underwriter or manager or member of any underwriting syndicate from which any of the Securities in the Portfolios on the Initial Date of Deposit were acquired, except as indicated under Portfolio.

  In maintaining a market for the Units (see Market for Units), the Sponsor will also realize profits or sustain losses in the amount of any difference between the prices at which it buys Units (based on the aggregate value of the Securities) and the prices at which it resells such Units (which include the sales charge) or the prices at which the Securities are sold after it redeems such Units, as the case may be.

MARKET FOR UNITS

  While the Sponsor is not obligated to do so, its intention is to maintain a market for Units and offer continuously to purchase Units from the Initial Date of Deposit at prices, subject to change at any time, which will be computed by adding:

  . the aggregate value of Securities in a Trust,

  . amounts in a Trust, including dividends receivable on stocks trading ex-dividend, and

  . all other assets in a Trust.

deducting therefrom the sum of:

  . taxes or other governmental charges against a Trust not previously deducted,

  . accrued fees and expenses of the Trustee (including legal and auditing expenses), the Sponsor and counsel to a Trust and certain other expenses, and

  . amounts for distribution to Holders of record as of a date prior to the evaluation.

  The result of the above computation is divided by the number of Units outstanding as of a date prior to the evaluation, and the result of such computation is divided by the number of Units outstanding as of the date of computation. The Sponsor may discontinue purchases of Units if the supply of Units exceeds demand or for any other business reason. The Sponsor, of course, does not in any way guarantee the enforceability, marketability or price of any Securities in the Portfolios or of the Units. On any given day, however, the price offered by the Sponsor for the purchase of Units shall be an amount not less than the Redemption Price per Unit, based on the aggregate value of Securities in a Trust on the date on which the Units of such Trust are tendered for redemption (see Redemption).

  The Sponsor may, of course, redeem any Units it has purchased in the secondary market to the extent that it determines that it is undesirable to continue to hold such Units in its inventory. Factors which the Sponsor will consider in making such a determination will include the number of units of all series of unit trusts which it has in its inventory, the saleability of such units and its estimate of the time required to sell such units and general market conditions. For a description of certain consequences of such redemption for the remaining Holders, see Redemption.

REDEMPTION

  Units may be redeemed by the Trustee at its corporate trust office upon payment of any relevant tax without any other fee, accompanied by a written instrument or instruments of transfer with the signature guaranteed by a national bank or trust company, a member firm of any of the New York, Midwest or Pacific Stock Exchanges, or in such other manner as may be acceptable to the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority.

  The Trustee is empowered to sell Securities in order to make funds available for redemption if funds are not otherwise available in the Capital and Income Accounts to meet redemptions (see Administration of the Trusts -- Accounts and Distribution). The Securities to be sold will be selected by the Trustee from those designated on the current list provided by the Sponsor for this purpose. After the initial public offering period, the Redemption Price per Unit will be reduced to reflect the estimated cost of liquidating securities to meet redemptions. Provision is made in the Indenture under which the Sponsor may, but need not, specify minimum amounts in which blocks of Securities are to be sold in order to obtain the best price for the Trusts. While these minimum amounts may vary from time to time in accordance with market conditions, the Sponsor believes that the minimum amounts which would be specified would be a sufficient number of shares to obtain institutional rates of brokerage commissions (generally between 1,000 and 5,000 shares).

  The Trustee will redeem Units "in kind" upon request of redeeming Holder if the Holder tenders at least 250,000 Units. Thus, a Holder will be able (except during a period described in the last paragraph under this heading), not later than the seventh calendar day following such tender (or if the seventh calendar day is not a business day, on the first business day prior thereto), to receive in kind an amount per Unit equal to the Redemption Price per Unit (computed as described in Redemption--Computation of Redemption Price per Unit) as determined as of the day of tender. The Redemption Price per Unit for in kind distributions (the "In Kind

Distribution") will take the form of the distribution of whole and fractional shares of each of the Securities in the amounts and the appropriate proportions represented by the fractional undivided interest in a Trust of the Units tendered for redemption (based upon the Redemption Price per Unit).

  In Kind Distributions on redemption of a minimum of 250,000 Units will be held by the Chase Manhattan Bank, as Distribution Agent, for the account, and for disposition in accordance with the instructions of, the tendering Holder as follows:

    (a) If the tendering Holder requests cash payment, the Distribution Agent shall sell the In Kind Distribution as of the close of business on the date of tender and remit to the Holder not later than seven calendar days thereafter the net proceeds of sale, after deducting brokerage commissions and transfer taxes, if any, on the sale. The Distribution Agent may sell the Securities through the Sponsor, and the Sponsor may charge brokerage commissions on those sales. Since these proceeds will be net of brokerage commissions, Holders who wish to receive cash for their Units should always offer them for sale to the Sponsor in the secondary market before seeking redemption by the Trustee. The Trustee may offer Units tendered for redemption and cash liquidation to the Sponsor on behalf of any Holder to obtain this more favorable price for the Holder.

    (b) If the tendering Holder requests distribution in kind, the Distribution Agent (or the Sponsor acting on behalf of the Distribution Agent) shall sell any portion of the In Kind Distribution represented by fractional interests in accordance with the foregoing and distribute net cash proceeds to the tendering Holder together with certificates representing whole shares of each of the Securities that comprise the In Kind Distribution. (The Trustee may, however, offer the Sponsor the opportunity to purchase the tendered Units in exchange for the numbers of shares of each Security and cash, if any, which the Holder is entitled to receive. The tax consequences to the Holder would be identical in either case.)

  Any amounts paid on redemption representing income received will be withdrawn from the Income Account to the extent funds are available (an explanation of such Account is set forth under Administration of the Trusts -- Accounts and Distributions). In addition, in implementing the redemption procedures described above, the Trustee and the Distribution Agent shall make any adjustments necessary to reflect differences between the Redemption Price of the Units and the value of the In Kind Distribution as of the date of tender. To the extent that Securities are distributed in kind, the size of the Trust will be reduced.

  A Holder may tender Units for redemption on any weekday (a "Tender Day") which is not one of the following: New Year's Day, Martin Luther King, Jr. Day, President's Day, Good Friday, Memorial Day (observed), Independence Day, Labor Day, Thanksgiving or Christmas. The right of redemption may be suspended and payment postponed for any period, determined by the Securities and Exchange Commission ("SEC"), (1) during which the New York Stock Exchange, Inc. is closed other than for customary weekend and holiday closings, (2) during which the trading on that Exchange is restricted or an emergency exists as a result of which disposal or evaluation of the Securities is not reasonably practicable or (3) for such periods as the SEC may by order permit.

Computation of Redemption Price Per Unit

  Redemption Price per Unit is computed by the Trustee as of the Evaluation Time on each June 30 and December 31 (or the last business day prior thereto), as of the Evaluation Time next following the tender of any Unit for redemption on any Tender Day, and on any other business day desired by the Trustee or the Sponsor, by adding (1) the aggregate value of the Securities determined by the Trustee, (2) amounts in a Trust including dividends receivable on stocks trading ex-dividend (with appropriate adjustments to reflect monthly distributions made to Holders) and (3) all other assets in a Trust; deducting therefrom the sum of (a) taxes or other governmental charges against the Trust not previously deducted, (b) accrued fees and expenses of the Trustee (including legal and auditing expenses), the Sponsor and counsel to a Trust and certain other expenses and (c) amounts for distribution to Holders of record as of a date prior to the evaluation; and dividing the result of such computation by the number of Units outstanding as of the date thereof. As of the close of the initial public offering period the Redemption Price per 1,000 Units will be reduced to reflect the payment of the per 1,000 Unit organization costs to the Sponsor. Therefore, the amount of the Redemption Price per 1,000 Units received by a Holder will include the portion representing organization costs only when such Units are tendered for redemption prior to the close of the initial public offering period.

  The aggregate value of the Securities shall be determined by the Trustee in good faith in the following manner: if the Securities are listed on a national securities exchange or NASDAQ National Market System, or a foreign securities exchange, such evaluation shall generally be based on the closing sale price on such exchange (unless the Trustee deems such price inappropriate as a basis for evaluation) or, if there is no closing sale price on such exchange, at the mean between the closing offering and bid side evaluation. If the Securities are not so listed or, if so listed and the principal market therefor is other than on such exchange, such evaluation shall generally be made by the Trustee in good faith based at the mean between current bid and offer prices on the over-the-counter market (unless the Trustee deems such mean inappropriate as a basis for evaluation) or, if bid and offer prices are not available, (1) on the basis of the mean between current bid and offer prices for comparable securities, (2) by the Trustee's appraising the value of the Securities in good faith at the mean between the bid side and the offer side of the market or (3) by any combination thereof.

EXPENSES AND CHARGES

  Initial Expenses -- Investors will reimburse the Sponsor on a per 1,000 Units basis, for all or a portion of the estimated costs incurred in organizing the Trusts including the cost of the initial preparation, printing and execution of the registration statement and the indenture, Federal and State registration fees, the initial fees and expenses of the Trustee, legal expenses and any other out-of-pocket costs. The estimated organization costs will be paid from the assets of a Trust as of the close of the initial public offering period. To the extent that actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor. Any balance of the expenses incurred in establishing the Trusts, as well as advertising and selling expenses, will be paid by the Underwriters at no cost to the Trusts.

  Fees -- The Trustee's and Sponsor's fees are set forth under Summary of Essential Information. The Trustee receives for its services as Trustee and Distribution Agent payable in monthly installments, the amount set forth under Summary of Essential Information. The Trustee's fee (in respect of services as Trustee), payable monthly, is based on the largest number of Units outstanding during the preceding month. Certain regular and recurring expenses of the Trusts, including certain mailing and printing expenses, are borne by the Trusts. The Trustee receives benefits to the extent that it holds funds on deposit in the various non-interest bearing accounts created under the Indenture. The Sponsor's fee, which is earned for trust supervisory services, is based on the largest number of Units outstanding during the year. The Sponsor's fee, which is not to exceed the maximum amount set forth under Summary of Essential Information, may exceed the actual costs of providing supervisory services for a Trust, but at no time will the total amount the Sponsor receives for trust supervisory services rendered to all series of Salomon Smith Barney Unit Trusts in any calendar year exceed the aggregate cost to it of supplying these services in that year. In addition, the Sponsor may also be reimbursed for bookkeeping or other administrative services provided to the Trusts in amounts not exceeding its cost of providing those services. The fees of the Trustee and Sponsor may be increased without approval of Holders in proportion to increases under the classification "All Services Less Rent" in the Consumer Price Index published by the United States Department of Labor.

  Other Charges -- These include: (1) fees of the Trustee for extraordinary services (for example, making distributions due to failure of contracts for Securities), (2) expenses of the Trustee incurred for the benefit of the Trusts (including legal and auditing expenses) and expenses of counsel designated by the Sponsor, (3) various governmental charges and fees and expenses for maintaining the Trusts' registration statement current with Federal and State authorities, (4) expenses and costs of action taken by the Sponsor, in its discretion, or the Trustee, in its discretion, to protect the Trusts and the rights and interests of Holders (for example, expenses in exercising the Trusts' rights under the underlying Securities), (5) indemnification of the Trustee for any losses, liabilities and expenses incurred without gross negligence, bad faith or willful misconduct on its part, (6) indemnification of the Sponsor for any losses, liabilities and expenses incurred without gross negligence, bad faith, willful misconduct or reckless disregard of their duties and (7) expenditures incurred in contacting Holders upon termination of the Trusts. The amounts of these charges and fees are secured by a lien on the Trusts.

  Payment of Expenses -- Funds necessary for the payment of the above fees will be obtained in the following manner: (1) first, by deductions from the Income Accounts (see below); (2) to the extent the Income Account funds are insufficient, by distribution from the Capital Accounts (see below) (which will reduce income distributions from the Accounts); (3) to the extent the Income and Capital Accounts are insufficient, by selling Securities from the Portfolio and using the proceeds to pay the expenses (thereby reducing the net asset value of the Units). Payment of the Deferred Sales Charge will be made in the manner described under Administration of the Trusts -- Accounts and Distributions below.

  Since the Securities are all common stocks, and the income stream produced by dividend payments thereon is unpredictable (see Description of the Trusts --
 Risk Factors), the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trusts. If dividends are insufficient to cover expenses, it is likely that Securities will have to be sold to meet Trust expenses. Any such sales may result in capital gains or losses to Holders. See Taxes.

ADMINISTRATION OF THE TRUSTS

Records

  The Trustee keeps records of the transactions of the Trusts at its corporate trust office including names, addresses and holdings of all Holders of record, a current list of the Securities and a copy of the Indenture. Such records are available to Holders for inspection at reasonable times during business hours.

Accounts and Distributions

  Dividends payable to a Trust are credited by the Trustee to an Income Account, as of the date on which the Trust is entitled to receive such dividends as a holder of record of the Securities. All other receipts (i.e., return of capital, stock dividends, if any, and gains) will be credited by the Trustee to a Capital Account. If a Holder elects to receive its distribution in cash, any income distribution for the Holder as of each Record Day will be made on the following Distribution Day or shortly thereafter and shall consist of an amount equal to the Holder's pro rata share of the distributable balance in the Income Account as of such Record Day, after deducting estimated expenses. The first distribution for persons who purchase Units between a Record Day and a Distribution Day will be made on the second Distribution Day following their purchase of Units. In addition, amounts from the Capital Account may be distributed from time to time to Holders of Record. No distribution need be made from the Capital Account if the balance therein is less than an amount sufficient to distribute $5.00 per 1,000 Units. The Trustee may withdraw from the Income Account, from time to time, such amounts as it deems requisite to establish a reserve for any taxes or other governmental charges that may be payable out of the Trusts. Funds held by the Trustee in the various accounts created under the Indenture do not bear interest. Distributions of amounts necessary to pay the Deferred Sales Charge will be made from the Capital Account to an account maintained by the Trustee for purposes of satisfying investors' sales charge obligations. Although the Sponsor may collect the Deferred Sales Charge monthly, to keep Units more fully invested the Sponsor currently does not anticipate sales of Securities to pay the Deferred Sales Charge until after the last Deferred Sales Charge Payment Date. Proceeds of the disposition of any Securities not used to pay the Deferred Sales Charge or to redeem Units will be held in the Capital Account and distributed on the Final Distribution upon termination of the appropriate Trust.

  Purchases at Market Discount -- Certain of the shareholder dividend reinvestment, stock purchase or similar plans maintained by issuers of the Securities offer shares pursuant to such plans at a discount from market value. Subject to any applicable regulations and plan restrictions, the Sponsor intends to direct the Trustee to participate in any such plans to the greatest extent possible taking into account the Securities held by the Trusts in the issuers offering such plans. In such event, the Indenture requires that the Trustee forthwith distribute in kind to the Distribution Agent the Securities received upon any such reinvestment to be held for the accounts of the Holders in proportion to their respective interests in the Trusts. It is anticipated that Securities so distributed shall immediately be sold. Therefore, the cash received upon such sale, after deducting sales commissions and transfer taxes, if any, will be used for cash distributions to Holders.

  The Trustee will follow a policy that it will place securities transactions with a broker or dealer only if it expects to obtain the most favorable prices and executions of orders. Transactions in securities held in the Trusts are generally made in brokerage transactions (as distinguished from principal transactions) and the Sponsor or any of its affiliates may act as brokers therein if the Trustee expects thereby to obtain the most favorable prices and execution. The furnishing of statistical and research information to the Trustee by any of the securities dealers through which transactions are executed will not be considered in placing securities transactions.

Trust Supervision

  Each of the Trusts is a unit investment trust which normally follows a buy and hold investment strategy and is not actively managed. Therefore the adverse financial condition of an issuer will not necessarily require the sale of its Securities from the Portfolio. However, each Portfolio is regularly reviewed. Traditional methods of investment management for a managed fund (such as a mutual fund) typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. However, while it is the intention of the Sponsor to continue a Trust's investment in the Securities in the original proportions, it has the power but not the obligation to direct the disposition of the Securities upon institution of certain legal proceedings, default under certain documents adversely affecting future declaration or payment of anticipated dividends, or a substantial decline in price or the occurrence of materially adverse credit factors that, in the opinion of the Sponsor, would make the retention of the Securities detrimental to the interests of the Holders. The Sponsor intends to review the desirability of retaining in a Portfolio any Security if its investment rating is reduced below 3 by the Sponsor's Research

Department. The Sponsor is authorized under the Indenture to direct the Trustee to invest the proceeds of any sale of Securities not required for redemption of Units in eligible money market instruments having fixed final maturity dates no later than the next Distribution Day (at which time the proceeds from the maturity of said instrument shall be distributed to Holders) which are selected by the Sponsor and which will include only the following instruments:

    (i) Negotiable certificates of deposit or time deposits of domestic banks which are members of the Federal Deposit Insurance Corporation and which have, together with their branches or subsidiaries, more than $2 billion in total assets, except that certificates of deposit or time deposits of smaller domestic banks may be held provided the deposit does not exceed the insurance coverage on the instrument (which currently is $100,000), and provided further that a Trust's aggregate holding of certificates of deposit or time deposits issued by the Trustee may not exceed the insurance coverage of such obligations and (ii) U.S. treasury notes or bills.

  In the event a public tender offer is made for a Security or a merger or acquisition is announced affecting a Security, the Sponsor may instruct the Trustee to tender or sell the Security on the open market when in its opinion it is in the best interest of the Holders of the Units to do so. In addition, the Sponsor is required to instruct the Trustee to reject any offer made by an issuer of any of the Securities to issue new Securities in exchange or substitution for any Securities except that the Sponsor may instruct the Trustee to accept or reject such an offer to take any other action with respect thereto as the Sponsor may deem proper if (1) the issuer failed to declare or pay anticipated dividends with respect to such Securities or (2) in the written opinion of the Sponsor the issuer will probably fail to declare or pay anticipated dividends with respect to such Securities in the reasonably foreseeable future. Any Securities so received in exchange or substitution shall be sold unless the Sponsor directs that they be held by the Trustee subject to the terms and conditions of the Indenture to the same extent as Securities originally deposited thereunder. If a Security is eliminated from the Portfolio and no replacement security is acquired, the Trustee shall within a reasonable period of time thereafter notify Holders of that Trust of the sale of the Security. Except as stated in this and the following paragraphs, the Trusts may not acquire any securities other than (1) the Securities and (2) securities resulting from stock dividends, stock splits and other capital changes of the issuers of the Securities.

  The Sponsor is authorized to direct the Trustee to acquire replacement Securities ("Replacement Securities") to replace any Securities, for which purchase contracts have failed ("Failed Securities"), or, in connection with the deposit of Additional Securities, when Securities of an issue originally deposited are unavailable at the time of subsequent deposit, as described more fully below. Replacement Securities that are replacing Failed Securities will be deposited into a Trust within 110 days of the date of deposit of the contracts that have failed at a purchase price that does not exceed the amount of funds reserved for the purchase of Failed Securities. The Replacement Securities shall satisfy certain conditions specified in the Indenture including, among other conditions, requirements that the Replacement Securities shall be publicly-traded common stocks; shall be issued by an issuer subject to or exempt from the reporting requirements under Section 13 or 15(d) of the Securities Exchange Act of 1934 (or similar provisions of law); shall not result in more than 10% of a Trust consisting of securities of a single issuer (or of two or more issuers which are Affiliated Persons as this term is defined in the Investment Company Act of 1940) which are not registered and are not being registered under the Securities Act of 1933 or result in a Trust owning more than 50% of any single issue which has been registered under the Securities Act of 1933; and shall have, in the opinion of the Sponsor, characteristics sufficiently similar to the characteristics of the other Securities in that Trust as to be acceptable for acquisition by such Trust. Whenever a Replacement Security has been acquired for a Trust, the Trustee shall, on the next Distribution Day that is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to that Trust of the Failed Security exceeded the cost of the Replacement Security. If Replacement Securities are not acquired, the Sponsor will, on or before the next following Distribution Day, cause to be refunded the attributable sales charge, plus the attributable Market Value of Securities listed under Portfolios plus income attributable to the Failed Security. Any property received by the Trustee after the Initial Date of Deposit as a distribution on any of the Securities in a form other than cash or additional shares of the Securities received in a non-taxable stock dividend or stock split, shall be retained or disposed of by the Trustee as provided in the Indenture. The proceeds of any disposition shall be credited to the Income or Capital Account of a Trust.

  The Indenture also authorizes the Sponsor to increase the size and number of Units of the Trusts by the deposit of cash (or a letter of credit) with instructions to purchase Additional Securities, contracts to purchase Additional Securities, or Additional Securities in exchange for the corresponding number of additional Units during the 90-day period subsequent to the Initial Date of Deposit, provided that the original proportionate relationship among the number of shares of each Security established on the Initial Date of Deposit (the "Original Proportionate Relationship") is maintained to the extent practicable. Deposits of Additional Securities subsequent to the 90-day period following the Initial Date of Deposit must replicate exactly the original proportionate relationship among the number of shares of each Security comprising the Portfolio at the end of the initial 90-day period.

  With respect to deposits of cash (or a letter of credit) with instructions to purchase Additional Securities, Additional Securities or contracts to purchase Additional Securities, in connection with creating additional Units of a Trust during the 90-day period following the Initial Date of Deposit, the Sponsor may specify minimum amounts of additional Securities to be deposited or purchased. If a deposit is not sufficient to acquire minimum amounts of each Security, Additional Securities may be acquired in the order of the Security most under-represented immediately before the deposit when compared to the Original Proportionate Relationship. If Securities of an issue originally deposited are unavailable at the time of subsequent deposit or cannot be purchased at reasonable prices or their purchase is prohibited or restricted by law, regulation or policies applicable to the Trusts or the Sponsor, the Sponsor may
(1) deposit cash or a letter of credit with instructions to purchase the Security when practicable (provided that it becomes available within 110 days after the Initial Date of Deposit), (2) deposit (or instruct the Trustee to purchase) Securities of one or more other issues originally deposited or (3) deposit (or instruct the Trustee to purchase) a Replacement Security that will meet the conditions described above. Any funds held to acquire Additional or Replacement Securities which have not been used to purchase Securities at the end of the 90-day period beginning with the Initial Date of Deposit, shall be used to purchase Securities as described above or shall be distributed to Holders together with the attributable sales charge.

Reports to Holders

  The Trustee will furnish Holders with each distribution a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit. Within a reasonable period of time after the end of each calendar year, the Trustee will furnish to each person who at any time during the calendar year was a Holder of record a statement (1) as to the Income Account: income received; deductions for applicable taxes and for fees and expenses of the Trustee and counsel, and certain other expenses; amounts paid in connection with redemptions of Units and the balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount per Unit outstanding on the last business day of such calendar year; (2) as to the Capital Account: the disposition of any Securities (other than pursuant to In Kind Distributions) and the net proceeds received therefrom; the results of In Kind Distributions in connection with redemption of Units; deductions for payment of applicable taxes and for fees and expenses of the Trustee and counsel and certain other expenses, to the extent that the Income Account is insufficient, and the balance remaining after such distribution and deductions, expressed both as a total dollar amount and as a dollar amount per Unit outstanding on the last business day of such calendar year; (3) a list of the Securities held and the number of Units outstanding on the last business day of such calendar year; (4) the Redemption Price per Unit based upon the last computation thereof made during such calendar year; and (5) amounts actually distributed during such calendar year from the Income Account expressed both as total dollar amounts and as dollar amounts per Unit outstanding on the record dates for such distributions.

  In order to enable them to comply with federal and state tax reporting requirements, Holders will be furnished with evaluations of Securities upon request to the Trustee.

Book-Entry Units

  Ownership of Units of each Trust will not be evidenced by certificates. All evidence of ownership of the Units will be recorded in book-entry form either at Depository Trust Company ("DTC") through an investor's broker's account or through registration of the Units on the books of the Trustee. Units held through DTC will be deposited by the Sponsor with DTC in the Sponsor's DTC account and registered in the nominee name CEDE & CO. Individual purchases of beneficial ownership interest in a Trust will be made in book-entry form through DTC or the Trustee. Ownership and transfer of Units will be evidenced and accomplished by book-entries made by DTC and its participants if the Units are evidenced at DTC, or otherwise will be evidenced and accomplished by book-entries made by the Trustee. DTC will record ownership and transfer of the Units among DTC participants and forward all notices and credit all payments received in respect of the Units held by the DTC participants. Beneficial owners of Units will receive written confirmation of their purchases and sale from the broker-dealer or bank from whom their purchase was made. Units are transferable by making a written request properly accompanied by a written instrument or instruments of transfer which should be sent registered or certified mail for the protection of the Unit Holder. Holders must sign such written request exactly as their names appear on the records of the Trusts. Such signatures must be guaranteed by a commercial bank or trust company, savings and loan association or by a member firm of a national securities exchange.

Amendment And Termination

  The Sponsor may amend the Indenture, with the consent of the Trustee but without the consent of any of the Holders, (1) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, (2) to change any provision thereof as may be required by the SEC or any successor governmental agency and (3) to make such other provisions as shall not materially adversely affect the interest of the Holders (as determined in good faith by the Sponsor). The Indenture may also be amended in any respect by the Sponsor and the Trustee, or any of the provisions thereof may be waived, with the consent of the Holders of 51% of the Units, provided that no such amendment or waiver will reduce the interest in a Trust of any Holder without the consent of such Holder or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of all Holders.

  The Indenture will terminate upon the earlier of the disposition of the last Security held thereunder or the Mandatory Termination Date specified under Summary of Essential Information. The Indenture may also be terminated by the Sponsor if the value of the Trust is less than the minimum value set forth under Summary of Essential Information (as described under Description of the Trusts -- Risk Factors) and may be terminated at any time by written instrument executed by the Sponsor and consented to by Holders of 51% of the Units. The Trustee shall deliver written notice of any termination to each Holder of record within a reasonable period of time prior to the termination. Within a reasonable period of time after such termination, the Trustee must sell all of the Securities then held and distribute to each Holder, after deductions of accrued and unpaid fees, taxes and governmental and other charges, such Holder's interest in the Income and Capital Accounts. Such distribution will normally be made by mailing a check in the amount of each Holder's interest in such accounts to the address of such nominee Holder appearing on the record books of the Trustee.

EXCHANGE AND ROLLOVER PRIVILEGES

  Holders may exchange their Units of a Trust into units of any then outstanding series of Equity Focus Trusts--Sector Series (an "Exchange Series") at their relative net asset values, subject only to the remaining deferred sales charge (as disclosed in the prospectus for the Exchange Series). The exchange option described above will also be available to investors in a Trust who elect to purchase units of an Exchange Series within 60 days of their liquidation of Units in a Trust.

  Holders who retain their Units until the termination of a Trust may be able to reinvest their terminating distributions into units of a subsequent series of Equity Focus Trusts--Sector Series (the "New Series") provided one is offered. Such purchaser may be entitled to a reduced sales load (as disclosed in the prospectus for the New Series) upon the purchase of units of the New Series.

  Under the exchange and rollover privilege, the Sponsor's repurchase price would be based upon the market value of the Securities in a Trust portfolio and units in the Exchange Series or New Series will be sold to the Holder at a price based on the aggregate market price of the securities in the portfolio of the Exchange Series or New Series. Holders will pay their share of any brokerage commissions on the sale of underlying Securities when their Units are liquidated during the exchange or rollover. Exercise of the exchange or rollover privilege by Holders is subject to the following conditions: (i) the Sponsor must have units available of an Exchange Series or New Series during initial public offering or, if such period is completed, must be maintaining a secondary market in the units of the available Exchange Series or New Series and such units must be available in the Sponsor's secondary market account at the time of the Holder's elections; and (ii) exchange will be effected only in whole units. Holders will not be permitted to advance any funds in excess of their redemption in order to complete the exchange. Any excess proceeds received from the Holder for exchange will be remitted to such holder.

  It is expected that the terms of the Exchange Series or New Series will be substantially the same as the terms of the Trusts described in this Prospectus, and that similar reinvestment programs will be offered with respect to all subsequent series of the Trusts. The availability of these options do not constitute a solicitation of an offer to purchase units of an Exchange Series or a New Series or any other security. A Holder's election to participate in either of these options will be treated as an indication of interest only. Holders should contact their financial professionals to find out what suitable Exchange or New Series is available and to obtain a prospectus. Holders may acquire units of those Series which are lawfully for sale in states where they reside and only those Exchange Series in which the Sponsor is maintaining a secondary market. At any time prior to the exchange by the Holder of units of an Exchange Series, or the purchase by a Holder of units of a New Series, such Holder may change its investment strategy and receive its terminating distribution. An election of either of these options will not prevent the holder from recognizing taxable gain or loss (except in the case of loss, if and to the extent the Exchange or New Series, as the case may be, is treated as substantially identical to a Trust) as a result of the liquidation, even though no cash will be distributed to pay any taxes. Holders should consult their own tax advisers in this regard. The Sponsor reserves the right to modify, suspend or terminate either or both of these reinvestment privileges at any time.

REINVESTMENT PLAN

  Distributions of income and/or principal, if any, on Units will be reinvested automatically in additional Units of a Trust, subject only to the remaining applicable Deferred Sales Charge deduction, pursuant to a Trust's "Reinvestment Plan." If the Holder does not wish to participate in the Reinvestment Plan and wishes to receive cash distributions, the Holder must notify its financial consultant at Salomon Smith Barney Inc., Robinson-Humphrey or the Trustee (depending upon whether the Units are held in street name through Salomon Smith Barney Inc., Robinson-Humphrey or directly in the name of the Holder, respectively), at least ten business days prior to the Distribution Day to which that election is to apply. The election may be modified or terminated by similar notice.

  Distributions being reinvested will be paid in cash to the Sponsor, who will use them to purchase Units of that Trust at the Sponsor's Repurchase Price (the net asset value per Unit without any sales charge) in effect at the close of business on the Distribution Day. These may be either previously issued Units repurchased by the Sponsor or newly issued Units created upon the deposit of additional Securities in the Trust (see Description of the Trusts -- Structure and Offering). Each participant will receive an account statement reflecting any purchase or sale of Units under the Reinvestment Plan.

  The costs of the Reinvestment Plan will be borne by the Sponsor, at no cost to any of the Trusts. The Sponsor reserves the right to amend, modify or terminate the Reinvestment Plan at any time without prior notice.

RESIGNATION, REMOVAL AND LIMITATIONS ON LIABILITY

Trustee

  The Trustee or any successor may resign upon notice to the Sponsor. The Trustee may be removed upon the direction of the Holders of 51% of the Units of a trust at any time, or by the Sponsor without the consent of any of the Holders if the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities. Such resignation or removal shall become effective upon the acceptance of appointment by the successor. In case of such resignation or removal the Sponsor is to use its best efforts to appoint a successor promptly and if upon resignation of the Trustee no successor has accepted appointment within thirty days after notification, the Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Trustee shall be under no liability for any action taken in good faith in reliance on prima facie properly executed documents or for the disposition of monies or Securities, nor shall it be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any Security. This provision, however, shall not protect the Trustee in cases of wilful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties. In the event of the failure of the Sponsor to act, the Trustee may act under the Indenture and shall not be liable for any of these actions taken in good faith. The Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

Sponsor

  The Sponsor may resign at any time if a successor Sponsor is appointed by the Trustee in accordance with the Indenture. Any new Sponsor must have a minimum net worth of $2,000,000 and must serve at rates of compensation deemed by the Trustee to be reasonable and as may not exceed amounts prescribed by the SEC. If the Sponsor fails to perform its duties or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may (1) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and as may not exceed amounts prescribed by the SEC, (2) terminate the Indentures and liquidate the Trust or (3) continue to act as Trustee without terminating the Indenture.

  The Sponsor shall be under no liability to a Trust or to the Holders for taking any action or for refraining from taking any action in good faith or for errors in judgment and shall not be liable or responsible in any way for depreciation of any Security or Units or loss incurred in the sale of any Security or Units. This provision, however, shall not protect the Sponsor in cases of wilful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties. The Sponsor may transfer all or substantially all of its assets to a corporation or partnership which carries on its business and duly assumes all of its obligations under the Indenture and in such event it shall be relieved of all further liability under the Indenture.

TAXES

  The following is a general discussion of certain of the Federal income tax consequences of the purchase, ownership and disposition of the Units by U.S. citizens and residents and corporations organized in the United States. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"), and does not address the tax consequences of Units held by dealers, financial institutions or insurance companies.

  In the opinion of Battle Fowler LLP, special counsel for the Sponsor, under existing law:

    1. The Trusts are not associations taxable as a corporation for Federal income tax purposes, and income received by the Trusts will be treated as income of the Holders in the manner set forth below.

    2. Each Holder will be considered the owner of a pro rata portion of each Security in a Trust under the grantor trust rules of Sections 671-679 of the Code. A taxable event will generally occur with respect to each Holder when a Trust disposes of a Security (whether by sale, exchange or redemption) or upon the sale, exchange or redemption of Units by such Holder. A Holder should determine its tax cost for each Security represented by its Units by allocating the total cost for its Units, including the sales charge, among the Securities in the Trust in which it holds Units (in proportion to the fair market values of those Securities on the date the Holder purchases its Units).

    3. A Holder will be considered to have received all of the dividends paid on its pro rata portion of each Security when such dividends are received by a Trust even if the Holder does not actually receive such distributions but rather reinvests its dividend distributions pursuant to the Reinvestment Plan. An individual Holder who itemizes deductions will be entitled to deduct its pro rata share of fees and expenses paid by a Trust, but only to the extent that this amount together with the Holder's other miscellaneous deductions exceeds 2% of its adjusted gross income. The deduction of fees and expenses may also be limited by Section 68 of the Code, which reduces the amount of itemized deductions that are allowed for individuals with incomes in excess of certain thresholds.

    4. Under the income tax laws of the State and City of New York, the Trusts are not associations taxable as a corporation and are not subject to the New York Franchise Tax on Business Corporations or the New York City General Corporation Tax. For a Holder who is a New York resident, however, a pro rata portion of all or part of the income of a Trust will be treated as income of the Holder under the income tax laws of the State and City of New York. Similar treatment may apply in other states.

  A Holder's pro rata portion of dividends paid with respect to a Security held by a Trust is taxable as ordinary income to the extent of the issuing corporation's current or accumulated "earnings and profits" as provided in
Section 316 of the Code. A Holder's pro rata portion of dividends paid on such Security that exceed such current or accumulated earnings and profits will first reduce the Holder's tax basis in such Security, and to the extent that such dividends exceed the Holder's tax basis will generally be treated as capital gain.

  A corporate Holder will generally be entitled to a 70% dividends-received deduction with respect to its pro rata portion of dividends received by the Trust from a domestic corporation or from a qualifying foreign corporation in the same manner as if such corporate Holder directly owned the Securities paying such dividends. However, a corporate Holder should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends-received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the Code) during the 90-day period beginning on the date that is 45 days before the date on which the stock becomes ex-dividend. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Holder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation. The dividends-received deduction is not available to "S" corporations and certain other corporations, and is not available for purposes of special taxes such as the accumulated earnings tax and the personal holding company tax. Congress from time to time considers proposals to reduce this deduction.

  A Holder's gain, if any, upon the sale, exchange or redemption of Units or the disposition of Securities held by a Trust will generally be considered a capital gain and will be long-term if the Holder has held its Units (and the Trust has held the Securities) for more than one year. Capital gains realized by corporations are generally taxed at the same rates applicable to ordinary income, although non-corporate Holders who realize long-term capital gains with respect to Units (and Securities) held for more than one year may be subject to a reduced tax rate of 20% on such gains, rather than the "regular" maximum tax rate of 39.6%. Tax rates may increase prior to the time when Holders may realize gains from the sale, exchange or redemption of the Units or Securities.

  A Holder's loss, if any, upon the sale or redemption of Units or the disposition of Securities held by a Trust will generally be considered a capital loss and will be long-term if the Holder has held its Units (and the Trust has held the Securities) for more than one year. Capital losses are deductible to the extent of capital gains; in addition, up to $3,000 of capital losses ($1,500 for married individuals filing separately) recognized by non-corporate Holders may be deducted against ordinary income.

  A pro rata distribution of Securities by the Trustee to a Holder (or to its agent, including the Distribution Agent) upon redemption of Units will not be a taxable event to the Holder or to other Holders. The redeeming or exchanging Holder's basis for such Securities will be equal to its basis for the same Securities (previously represented by its Units) prior to such redemption or exchange, and its holding period for such Securities will include the period during which it held its Units. However, a Holder will have a taxable gain or loss, which will be a capital gain or loss except in the case of a dealer, when the Holder (or its agent, including the Distribution Agent) sells the Securities so received in redemption, when a redeeming or exchanging Holder receives cash in lieu of fractional shares, when the Holder sells its Units or when the Trustee sells the Securities from a Trust.

  Each of the Trusts may hold Securities or ADRs of foreign corporations. For United States income tax purposes, a holder of ADRs is treated as though it were holding directly the shares of the foreign corporation represented by the ADRs. Dividends paid by foreign issuers generally will be subject to foreign withholding tax, which may entitle Holders to a foreign tax credit (or deduction) against their U.S. income tax liability, subject to the limitations applicable to the use of the foreign tax credit. Foreign taxes withheld on payments to a Trust may be greater than the amounts that would be withheld if the shares were held directly by a U.S. Holder. The Trusts will report as gross income earned by U.S. Holders their pro rata shares of such dividends, including their pro rata shares of any corresponding amounts of foreign tax withheld and their pro rata shares of any income or loss resulting from currency conversion transactions. Gains and losses attributable to increases or decreases in the value of foreign currencies in which such securities are denominated, or in which dividends are paid, will be treated as ordinary income or ordinary loss. Capital gains attributable to the Units or the underlying Securities may also be subject to taxes by certain of those jurisdictions.

  The foregoing discussion relates only to the tax treatment of U.S. Holders with regard to Federal and certain aspects of New York State and City income taxes. Holders that are not U.S. citizens or residents ("Foreign Holders") should be aware that dividend distributions from a Trust attributable to any dividends received by a Trust from domestic and certain foreign corporations will be subject to a U.S. withholding tax of 30%, or a lower treaty rate, and under certain circumstances gain from the disposition of Securities or Units may also be subject to Federal income tax. However, it is expected that in general any gains realized by Holders who are Foreign Holders will not be U.S. source income and will not be subject to any U.S. withholding tax. Holders may be subject to taxation in New York or in other jurisdictions (including a Foreign Holder's country of residence) and should consult their own tax advisers in this regard.

                                     * * *

  After the end of each fiscal year for each of the Trusts, the Trustee will furnish to each Holder a statement containing information relating to the dividends received by the Trust, the gross proceeds received by the Trust from the disposition of any Security (resulting from redemption or the sale by the Trust of any Security), and the fees and expenses paid by the Trust. The Trustee will also furnish an information return to each Holder and to the Internal Revenue Service.

Retirement Plans

  These Trusts may be well suited for purchase by Individual Retirement Accounts ("IRAs"), Keogh plans, pension funds and other qualified retirement plans. Generally, capital gains and income received in each of the foregoing plans are exempt from Federal taxation. All distributions from such plans (other than from certain IRAs known as "Roth IRAs") are generally treated as ordinary income but may, in some cases, be eligible for special 5 or 10 year averaging or tax-deferred rollover treatment. Holders of Units in IRAs, Keogh plans and other tax-deferred retirement plans should consult their plan custodian as to the appropriate disposition of distributions. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms, including the Sponsor of these Trusts, and other financial institutions. Fees and charges with respect to such plans may vary.

  Before investing in a Trust, the trustee or investment manager of an employee benefit plan (e.g., a pension or profit sharing retirement plan) should consider among other things (a) whether the investment is prudent under the Employee Retirement Income Security Act of 1974 ("ERISA"), taking into account the needs of the plan and all of the facts and circumstances of the investment in the Trust; (b) whether the investment satisfies the diversification requirement of Section

404(a)(1)(C) of ERISA; and (c) whether the assets of the Trust are deemed "plan assets" under ERISA and the Department of Labor regulations regarding the definition of "plan assets."

MISCELLANEOUS

Trustee

  The name and address of the Trustee are shown on the back cover of this prospectus. The Trustee is subject to supervision and examination by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System. In connection with the storage and handling of certain Securities deposited in the Trust, the Trustee may use the services of The Depository Trust Company. These services may include safekeeping of the Securities, computer book-entry transfer and institutional delivery services. The Depository Trust Company is a limited purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System and a clearing agency registered under the Securities Exchange Act of 1934.

Legal Opinion

  The legality of the Units has been passed upon by Battle Fowler LLP, 75 East 55th Street, New York, New York 10022, as special counsel for the Sponsor.

Auditors

  The Statements of Financial Condition and the Portfolios included in this Prospectus have been audited by KPMG LLP, independent auditors, as indicated in their report with respect thereto, and is so included herein in reliance upon the authority of said firm as experts in accounting and auditing.

Sponsor

  Salomon Smith Barney Inc. ("Salomon Smith Barney"), was incorporated in Delaware in 1960 and traces its history through predecessor partnerships to 1873. On September 1, 1998, Salomon Brothers, Inc. merged with and into Smith Barney Inc. ("Smith Barney") with Smith Barney surviving the merger and changing its name to Salomon Smith Barney Inc. The merger of Salomon Brothers Inc. and Smith Barney followed the merger of their parent companies in November 1997. Salomon Smith Barney, an investment banking and securities broker-dealer firm, is a member of the New York Stock Exchange, Inc. and other major securities and commodities exchanges, the National Association of Securities Dealers, Inc. and the Securities Industry Association. Salomon Smith Barney is an indirect wholly-owned subsidiary of Citigroup Inc. The Sponsor or an affiliate is investment adviser, principal underwriter or distributor of more than 60 open-end investment companies and investment manager of 12 closed-end investment companies. Salomon Smith Barney also sponsors all Series of Corporate Securities Trust, Government Securities Trust, Harris, Upham Tax-Exempt Fund and Tax Exempt Securities Trust, and acts as co-sponsor of most Series of Defined Asset Funds.

                                                         EQUITY FOCUS
                                                               TRUSTS
                       ----------------------------------------------

                             Sector Series, 1999-A

                                   PROSPECTUS

This Prospectus does not contain all of the information with respect to the Trusts set forth in its registration statements filed with the Securities and Exchange Commission, Washington, D.C. under the Securities Act of 1933 (file
no. 333-77935 and the Investment Company Act of 1940 (file no. 811-3491), and to which reference is hereby made. Copies may be reviewed at the Commission or on the internet, or obtained from the Commission at prescribed rates by:
  . calling: 1-800-SEC-0330
  . visiting the SEC internet address: http://www.sec.gov.
  . writing: Public Reference Section of the Commission, 450 Fifth Street,
    N.W., Washington, D.C. 20549-6009
--------------------------------------------------------------------------------

                   Index
                                                      Sponsor:
                                                      Salomon Smith Barney
     Investment Summary                      2        Inc. 388 Greenwich
     Summary of Essential Information        9        Street 23rd Floor New
     Independent Auditors' Report           12        York, New York 10013
     Statements of Financial Condition      13        (212) 816-4000
     Portfolios                             15
     Description of the Trusts              24        Trustee:
     Risk Factors                           27
     Public Sale of Units                   37        The Chase Manhattan Bank
     Market for Units                       39        4 New York Plaza New
     Redemption                             40        York, New York 10004
     Expenses and Charges                   42        (800) 354-6565
     Administration of the Trusts           43
     Exchange and Rollover Privileges       48
     Reinvestment Plan                      49
     Resignation, Removal and Limitations
      on Liability                          49
     Taxes                                  50
     Miscellaneous                          53


--------------------------------------------------------------------------------

                              SALOMONSMITHBARNEY
                    ----------------------------
                    A member of citigroup [LOGO]

--------------------------------------------------------------------------------

No person is authorized to give any information or to make any representations with respect to these Trusts, not contained in this Prospectus and you should not rely on any other information.
--------------------------------------------------------------------------------
Salomon Smith Barney is the service mark used by Salomon Smith Barney Inc.
                                                                         UT 6564

                                    PART II

             Additional Information Not Included in the Prospectus

  A.The following information relating to the Depositor is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.

                                                               SEC File or
                                                          Identification Number
                                                          ---------------------
 I.     Bonding Arrangements and Date of Organization
        of the Depositor filed pursuant to Items A and
        B of Part II of the Registration Statement on
        Form S-6 under the Securities Act of 1933:
        Salomon Smith Barney Inc.                                2-67446
 II.    Information as to Officers and Directors of the
        Depositor filed pursuant to Schedules A and D
        of Form BD under Rules 15b1-1 and 15b3-1 of the
        Securities Exchange Act of 1934:
        Salomon Smith Barney Inc.                                8-12324
 III.   Charter documents of the Depositor filed as
        Exhibits to the Registration Statement on Form
        S-6 under the Securities Act of 1933 (Charter,
        By-Laws):
        Salomon Smith Barney Inc.                          33-65332, 33-36037

  B.The Internal Revenue Service Employer Identification Numbers of the Sponsor and Trustee are as follows:

        Salomon Smith Barney Inc.                              13-1912900
        The Chase Manhattan Bank                               13-4994650

                       CONTENTS OF REGISTRATION STATEMENT

The Registration Statement on Form S-6 comprises the following papers and documents:

      The facing sheet of Form S-6.

      The Cross-Reference Sheet (incorporated by reference to the Cross-
         Reference Sheet to the Registration Statement of The Uncommon Values Unit Trust, 1985 Series, 1933 Act File No. 2-97046).

      The Prospectus.

      Additional Information not included in the Prospectus (Part II).

      The undertaking to file reports.

      The signatures.

      Written Consents as of the following persons:

        KPMG LLP (included in Exhibit 5.1)
        Battle Fowler LLP (included in Exhibit 3.1)

  The following exhibits:

  To be filed with Amendment to Registration Statement.

    1.1.1  -- Form of Reference Trust Indenture (incorporated by reference to
              Exhibit 1.1.1 to the Registration Statement of Equity Focus
              Trusts--Sector Series, 1998-A, 1933 Act File No. 333-49589).
      2.1 -- Form of Standard Terms and Conditions of Trust (incorporated by reference to Exhibit 2.1 to the Registration Statement of The
              Uncommon Values Unit Trust, 1985 Series, 1933 Act File No. 33-
              97046).
     *3.1 -- Opinion of counsel as to the legality of the securities being issued including their consent to the use of their names under the headings "Taxes" and "Legal Opinion" in the Prospectus.
     *5.1  -- Consent of KPMG LLP to the use of their name under the heading
              "Miscellaneous--Auditors" in the Prospectus.

------------

* Filed herewith.

                                   SIGNATURES

  The registrant hereby identifies Equity Focus Trusts, Sector Series 1998-A (Reg. No. 333-49569) for the purposes of the representations required by Rule 487 and represents the following:

    (1) That the portfolio securities deposited in the series as to which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;

    (2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential information for, the series with respect to which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

    (3) That it has complied with Rule 460 under the Securities Act of 1933.

  Pursuant to the requirements of the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement or Amendment to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of New York and State of New York on the 20th day of May, 1999.

                        Signatures appear on page II-4.

  A majority of the members of the Board of Directors of Salomon Smith Barney Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

      SALOMON SMITH BARNEY UNIT TRUSTS
                (Registrant)

         SALOMON SMITH BARNEY INC.
                (Depositor)

  By the following persons*, who constitute a majority of the Board of Directors of Salomon Smith Barney Inc.:

Deryck C. Maughan
Michael A. Carpenter

                                               /s/ Kevin Kopczynski
                                          By___________________________________
                                                     Kevin Kopczynski
                                               (As authorized signatory for
                                               Salomon Smith Barney Inc. and
                                             Attorney-in-fact for the persons
                                                       listed above)


------------
* Pursuant to Powers of Attorney filed as exhibits to Registration Statement No. 333-62533 and 333-66875.